o2wireless Solutions


opportunity in the air

2001 Annual Report

to our shareholders

Dear Fellow Shareholders,

Regardless of company finances, industry trends or current headlines, it is imperative that corporate executives always be honest with shareholders about difficult challenges as well as positive results. With accurate information, we can address problems effectively and also capitalize on new opportunities.

2001 was a very difficult year for the telecommunications industry — and o2wireless Solutions — primarily because of a significant reduction in capital spending. Revenues from continuing operations totaled $117.3 million versus $139.1 million for 2000. Net loss from continuing operations was $27.3 million, or $.98 net loss per basic and diluted share, versus a net loss of $21.4 million or $1.43 per basic and diluted share in 2000.

As Chairman of the Board and Chief Executive Officer, I acknowledge that we must do better as a company and strive to deliver outstanding performance in good and bad markets. While I am disappointed in 2001 financial results, I am confident that we are doing the right things to return to profitability and deliver more value to our customers, business partners and shareholders.

Opportunities ahead

In response to new market realities, we have restructured the company to intensify our focus on customer service and reduced both workforce and management staffing levels. In addition, we are taking aggressive steps to leverage our unique capabilities to meet customer needs today — and tomorrow.

What are these unique capabilities that provide our competitive edge? They include our expertise in deployment services, our ability to provide an integrated end-to-end solution with single-source accountability and exceptional personnel.

With these capabilities, we will help our customers achieve their objectives quickly and efficiently with the most cost-effective solutions. Significant network investments continue to be required, particularly with 2.5G and 3G networks. Capital expenditures are set to increase significantly in this area and o2wireless Solutions has already proven its ability to be a leading deployment partner for these new networks. Looking ahead, we believe our extensive resources, experience and expertise will be in high demand.

On track for future growth

In closing, let me assure you that the founding vision of o2wireless Solutions — to be the leading provider of integrated end-to-end network services to the global telecommunications industry — continues to guide our strategies, foster innovation and create new opportunities for growth.

On April 4, 2002, I assumed the responsibilities of President and Chief Executive Officer in addition to those of Chairman of the Board. I am grateful to you, my fellow shareholders, for your trust and I will work hard to repay your confidence with rewarding results.

Sincerely,

Andrew D. Roscoe
President and Chief Executive Officer

o2wireless Solutions℠

April 24, 2002

Dear Shareholder:

The 2002 Annual Meeting of Shareholders of o2wireless Solutions, Inc. will be held on May 21, 2002, at 9:00 a.m., local time, at the Doubletree Guest Suites, Atlanta Galleria, 2780 Windy Ridge Parkway, Atlanta, Georgia 30339. You are cordially invited to attend.

The Notice of Annual Meeting and a Proxy Statement, which describe the formal business to be conducted at the Annual Meeting, follow this letter.

After reading the Proxy Statement, please promptly mark, sign and return the enclosed proxy in the prepaid envelope to assure that your shares will be represented. Your shares cannot be voted unless you date, sign and return the enclosed proxy or attend the Annual Meeting in person. Your careful consideration of the matters before our shareholders is important regardless of the number of shares you own.

A copy of the Company's 2001 Annual Report is also enclosed for your information. It includes the Company's audited financial statements for the year ended December 31, 2001, as well as information on the Company's operations, markets and services.

We look forward to seeing you at the Annual Meeting.

Very truly yours,

Andrew D. Roscoe
Chairman of the Board, President
and Chief Executive Officer

O2WIRELESS SOLUTIONS, INC.
440 Interstate North Parkway
Atlanta, Georgia 30339

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD MAY 21, 2002

The 2002 Annual Meeting of Shareholders of o2wireless Solutions, Inc. (the "Company") will be held on May 21, 2002 at 9:00 a.m., at the Doubletree Guest Suites, Atlanta Galleria, 2780 Windy Ridge Parkway, Atlanta, Georgia 30339, for the following purposes:

(1) To elect two directors to the Board of Directors, to serve for the respective terms set forth in the accompanying Proxy Statement and until their successors are elected and qualified; and

(2) To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

Only shareholders of record at the close of business on April 5, 2002 will be entitled to notice of and to vote at the meeting or any adjournments or postponements thereof.

A Proxy Statement and a proxy solicited by the Board of Directors are enclosed herewith. Please sign, date and return the proxy promptly. If you attend the meeting, you may, if you wish, withdraw your proxy and vote in person.

By Order of the Board of Directors,

Andrew D. Roscoe
Chairman of the Board, President
and Chief Executive Officer

Atlanta, Georgia
April 24, 2002

PLEASE COMPLETE AND RETURN THE ENCLOSED PROXY PROMPTLY SO THAT YOUR VOTE MAY BE RECORDED AT THE MEETING IF YOU DO NOT ATTEND PERSONALLY.

O2WIRELESS SOLUTIONS, INC.
440 Interstate North Parkway
Atlanta, Georgia 30339

ANNUAL MEETING OF SHAREHOLDERS
May 21, 2002

PROXY STATEMENT

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of o2wireless Solutions, Inc. (the "Company") for the 2002 Annual Meeting of Shareholders (the "Annual Meeting") to be held on May 21, 2002 and any adjournments or postponements thereof, at the time and place and for the purposes set forth in the accompanying notice of the meeting. The expense of this solicitation, including the cost of preparing and mailing this Proxy Statement, will be paid by the Company. In addition to solicitations by mail, officers and regular employees of the Company, at no additional compensation, may assist in soliciting proxies by telephone. This Proxy Statement and the accompanying proxy are first being mailed to shareholders on or about April 23, 2002. The address of the principal executive offices of the Company is 440 Interstate North Parkway, Atlanta, Georgia 30339.

The Board has designated Andrew D. Roscoe and William J. Loughman, and each or either of them, as proxies to vote the shares of common stock, $.0001 par value per share (the "Common Stock") solicited on its behalf. Any proxy given pursuant to this solicitation may be revoked by any shareholder who attends the meeting and gives oral notice of his election to vote in person, without compliance with any other formalities. In addition, any proxy given pursuant to this solicitation may be revoked prior to the meeting by delivering to the Secretary of the Company an instrument revoking it or a duly executed proxy for the same shares bearing a later date. Proxies which are returned properly executed and not revoked will be voted in accordance with the shareholder's directions specified thereon. Where no direction is specified, proxies will be voted for the election of the director nominees named below. Abstentions and broker non-votes will not be counted as votes either in favor of or against the matter with respect to which the abstention or broker non-vote relates; however, with respect to any matter other than the election of directors, an abstention or broker non-vote would have the effect of a vote against the proposal in question.

The record of shareholders entitled to vote at the annual meeting was taken on April 5, 2002. On that date the Company had outstanding and entitled to vote 27,937,737 shares of Common Stock, with each share of Common Stock entitled to one vote. A majority of the outstanding shares of Common Stock will constitute a quorum for the transaction of business at the Annual Meeting.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of April 5, 2002 by (i) each person known by the Company to be the beneficial owner of more than five percent (5%) of the outstanding Common Stock; (ii) each director and director nominee of the Company; (iii) each Named Executive Officer (as defined herein); and (iv) all directors and executive officers of the Company as a group.

Name of Beneficial Owner	Shares Beneficially Owned[1]	Percent of Class
Andrew D. Roscoe	318,986[2]	1.1%
William J. Loughman	427,158[3]	1.5%
Ronald D. Webster	180,061[4]	*
John J. Meyer	59,981[5]	*
Donald F. DeMuth	6,425,586[6]	23.0%
John G. Farmer, Jr.	0	*
Stephen F. Johnston, Sr.	6,294,943[7]	22.5%
Murray L. Swanson	458,227[8]	1.6%
Darin R. Winn	0	*
DFW Capital Partners, L.P.	6,350,664[9]	22.7%
Stratford Capital Partners, L.P.	3,692,405[10]	13.2%
American Capital Strategies, Ltd.	2,557,175[11]	8.4%
Wellington Management Company, LLP	2,653,800[12]	9.5%
All directors and executive officers as a group (9 persons)	14,164,942[13]	48.7%

---

* Less than 1% of outstanding shares.

(1) "Beneficial Ownership" includes shares for which an individual, directly or indirectly, has or shares voting or investment power or both and also includes options which are exercisable within 60 days of April 5, 2002. Unless otherwise indicated, all of the listed persons have sole voting and investment power over the shares listed opposite their names. Beneficial ownership as reported in the above table has been determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934. Pursuant to the Rules of the Securities and Exchange Commission, certain shares of the Company's Common Stock that a beneficial owner has the right to acquire within 60 days pursuant to the exercise of stock options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such owner but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

(2) Includes 256,666 shares subject to presently exercisable stock options.

(3) Includes 263,150 shares subject to presently exercisable stock options.

(4) Includes 164,061 shares subject to presently exercisable stock options.

(5) Includes 57,981 shares subject to presently exercisable stock options.

(6) Includes 3,848,686 shares held by DFW Capital Partners, L.P., 2,432,160 shares held by DeMuth, Folger & Wetherill II, L.P. and 69,818 shares held by Capital Partners – GP, L.P. Mr. DeMuth is a general partner of Capital Partners-GP, L.P., the sole general partner of DFW Capital Partners, L.P. Mr. DeMuth is also a general partner of DFW L.P., the sole general partner of DeMuth, Folger & Wetherill II, L.P. Mr. DeMuth disclaims beneficial ownership of all securities, and all proceeds thereof, that exceed his pecuniary interest therein and/or

that are not actually distributed to him. The business address of Mr. DeMuth is Glenpointe Centre East, 5th Floor, 300 Frank W. Burr Boulevard, Teaneck, New Jersey 07666.

(7) Based upon a Schedule 13G filed with the Commission on February 14, 2002 by Mr. Johnston. The Company makes no representation as to the accuracy or completeness of the information reported. The business address of Mr. Johnston is 440 Interstate North Parkway, Suite 200, Atlanta, Georgia 30339.

(8) Includes 433,227 shares subject to presently exercisable stock options.

(9) Based upon a Schedule 13G filed with the Commission on January 31, 2002 by DFW Capital Partners, L.P. and DeMuth, Folger & Wetherill II, L.P. The Company makes no representation as to the accuracy or completeness of the information reported. The address of DFW Capital Partners, L.P. and DeMuth, Folger & Wetherill II, L.P. is Glenpointe Centre East, 5th Floor, 300 Frank W. Burr Boulevard, Teaneck, New Jersey 07666.

(10) Based upon a Schedule 13G filed with the Commission on February 14, 2001 by a group including Thomas O. Hicks, Stratford Capital Partners, L.P., Stratford Equity Partners, L.P., Stratford Capital GP Associates, L.P. and Stratford Capital Corporation with respect to an aggregate of 3,692,405 shares, of which 1,920,025 shares are held directly by Stratford Capital Partners, L.P. and 1,772,380 shares are held directly by Stratford Equity Partners, L.P. According to the Schedule 13G, each of Mr. Hicks, Stratford Capital GP Associates and Stratford Capital Corporation has shared voting and dispositive power with respect to 3,692,405 shares. Stratford Capital Partners, L.P. has shared voting and dispositive power with respect to 1,920,025 shares. Stratford Equity Partners, L.P. has shared voting and dispositive power with respect to 1,772,380 shares. The Company makes no representation as to the accuracy or completeness of the information reported. The address of Thomas O. Hicks is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. The address of each of Stratford Capital Partners, LP, Stratford Equity Partners, LP, Stratford Capital GP Associates, LP and Stratford Capital Corporation is 300 Crescent Court, Suite 500, Dallas, Texas 75201.

(11) Represents shares subject to immediately exercisable warrants. Based upon a Schedule 13G filed with the Commission on February 14, 2001 by American Capital Strategies, Ltd. ("ACS"). The Company makes no representation as to the accuracy or completeness of the information reported. The address of ACS is 2 Bethesda Metro Center, 14th Floor, Bethesda, Maryland 20814.

(12) Based upon a Schedule 13G filed with the Commission on February 12, 2002 by Wellington Management Company, LLP. The Company makes no representation as to the accuracy or completeness of the information reported. The address of Wellington Management Company, LLP is 75 State Street, Boston, Massachusetts 02109.

(13) Includes 1,175,085 shares subject to presently exercisable stock options.

AGENDA ITEM ONE
ELECTION OF DIRECTORS

The Board of Directors of the Company consists of five directors, divided into three classes, with members of each class of directors serving for staggered three-year terms. The Board consists of two Class I directors: Stephen F. Johnston, Sr. and Andrew D. Roscoe, whose terms will expire at the 2004 Annual Meeting of Shareholders; two Class II directors: Darin R. Winn and Donald F. DeMuth, whose terms will expire at the 2002 Annual Meeting of Shareholders; and one Class III director: John G. Farmer, whose term will expire at the 2003 Annual Meeting of Shareholders.

The Board of Directors has nominated Donald F. DeMuth and Darin R. Winn for election as Class II directors of the Company to serve for a term of three years until the 2005 Annual Meeting of Shareholders.

Each of the nominees has consented to being named in this Proxy Statement and to serve as a director of the Company if elected. In the event that any nominee withdraws or for any reason is not able to serve as a director, the proxy will be voted for such other person as may be designated by the Board of Directors, but in no event will the proxy be voted for more than two nominees. The affirmative vote of a plurality of all votes cast at the meeting by the holders of the Common Stock is required for the election of the two nominees standing for election. Because the nominees will be elected by plurality vote, votes withheld from any one or more nominees will not have any effect on the outcome of the election of directors. Management of the Company has no reason to believe that any nominee will not serve if elected.

The following persons have been nominated by management for election to the Board of Directors as Class II directors for a term of three years, expiring at the 2005 Annual Meeting of Shareholders, and until their successors are elected and qualified:

Donald F. DeMuth, age 58, has been a director of o2wireless Solutions since July 2001. Since October 1983, Mr. DeMuth has been the managing general partner of several private equity investment funds including DeMuth, Folger & Wetherill II, L.P. and DFW Capital Partners, L.P. Each of DeMuth, Folger & Wetherill II, L.P. and DFW Capital Partners, L.P. is the beneficial owner of greater than 5% of the Company's Common Stock. From 1969 to 1983, Mr. DeMuth was employed by Kidder, Peabody & Co. in the corporate finance department. He last served as Vice President, Director and Chairman of the Audit Committee of that firm.

Darin R. Winn, age 37, has been a director of o2wireless Solutions since December 1999. Since August 1998, Mr. Winn has been a principal at American Capital Strategies, Ltd. ("ACS"), a publicly traded buyout and mezzanine fund, and was responsible for opening the ACS office in Dallas, Texas. ACS is the beneficial owner of greater than 5% of the Company's Common Stock. From 1995 to August 1998, Mr. Winn was an associate with Stratford Capital Partners, L.P. and Stratford Equity Partners, L.P., Dallas-based private investment firms. From 1991 to 1995, Mr. Winn was a member of GE Capital's Southwest Corporate Finance Group where he focused on transactions involving senior debt financing opportunities. Prior to GE Capital, Mr. Winn was a member of the Dean Witter Reynolds Southwest Corporate Finance Group where he gained experience in mergers and acquisitions, leveraged buyouts, corporate restructuring, public offerings, and private placements of both debt and equity.

The Board of Directors recommends that you vote "FOR" the election of the foregoing nominees.

Each of the following persons is a member of the Board of Directors who is not standing for election to the Board this year and whose term will continue after the annual meeting of shareholders.

Class I Directors, serving for a term expiring at 2004 Annual Meeting of Shareholders:

Stephen F. Johnston, Sr., age 50, has been a director of o2wireless Solutions since its inception and served as our Chairman until December 2001 and our Chief Executive Officer until June 2001. Mr. Johnston co-founded the Company in 1991 under the name American Communications Construction, Inc. ("ACCI"), which provided services to four rural cellular telephone systems in Kentucky and West Virginia. In 1997, Mr. Johnston formed Clear Communications Group, Inc. through the combination of ACCI and two other wireless service providers. Mr. Johnston has over 15 years of experience in the telecommunications industry.

Andrew D. Roscoe, age 44, has been a director of o2wireless Solutions since November 1997 and has served as our Chairman since December 2001 and as our President and Chief Executive Officer since April 2002. Mr. Roscoe is the founder and principal of Force Nine, LLC, a telecommunications investment firm, which he founded in September 1999. Since March 2001, Mr. Roscoe has served as the Executive Director of GroupServe, Inc., a wireless Internet applications firm. Mr. Roscoe served as the Chief Executive Officer of Groupserve from February 2000 to March 2001. From 1992 to 1999, Mr. Roscoe served in a variety of positions, including President and Chief Executive Officer, with The Strategis Group, a telecommunications research firm, and its predecessors. From 1994 to 1997, Mr. Roscoe served as the Chairman of Integrated Site Development Company, LLC, which was sold to o2wireless Solutions in 1997. Mr. Roscoe is also the founder and a director of RJB Management Company. In 1987, Mr. Roscoe founded Economic and Management Consultants International, Inc., a wireless consulting firm. Mr. Roscoe has over 18 years of experience in the telecommunications industry, analyzing technology, markets and finance.

Class III Director, serving for a term expiring at the 2003 Annual Meeting of Shareholders:

John G. Farmer, Jr., age 54, has been a director of o2wireless Solutions since December 1999. Since 1994, Mr. Farmer has served as the managing partner of Stratford Capital Partners, L.P. and Stratford Equity Partners, L.P. (collectively "Stratford") both of which are small business investment companies affiliated with the Hicks, Muse, Tate & Furst organization. Each of Stratford Capital Partners, L.P. and Stratford Equity Partners, L.P. is the beneficial owner of greater than 5% of the Company's Common Stock. Prior to joining Stratford, Mr. Farmer served as Senior Vice President and Regional Manager for GE Capital's Corporate Finance Group, focusing primarily on private and public middle market companies, equity funds and leveraged buyout sponsors. Prior to working with GE Capital, Mr. Farmer served in various senior management positions with MBank in Dallas, Texas.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, executive officers and persons who own more than 10% of the outstanding Common Stock of the Company, to file with the Securities and Exchange Commission reports of changes in ownership of the Common Stock of the Company held by such persons. Officers, directors and greater than 10% shareholders are also required to furnish the Company with copies of all forms they file under this regulation. To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and representations that no other reports were required, during the year ended December 31, 2001, its officers, directors and greater than 10% shareholders complied with all Section 16(a) filing requirements applicable to them.

Although it is not the Company's obligation to make filings pursuant to Section 16 of the Securities Exchange Act of 1934, the Company has adopted a policy requiring all Section 16 reporting persons to report monthly to the Chief Financial Officer of the Company as to whether any transactions in the Company's Common Stock occurred during the previous month.

MEETINGS OF THE BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD

The Board of Directors held 12 meetings and acted by unanimous written consent three times during the year ended December 31, 2001. Each director attended at least 75% or more of the aggregate number of meetings held by the Board of Directors and the committees on which he or she served. The Company's Board of Directors has two standing committees – the Audit Committee and the Compensation Committee.

The Audit Committee presently consists of Donald F. DeMuth, John G. Farmer, Jr. and Darin R. Winn. The Audit Committee has been assigned the principal function of reviewing the internal and external financial reporting of the Company, reviewing the scope of the independent audit and considering comments by the auditors regarding internal controls and accounting procedures and management's response to these comments. Each of Messrs. DeMuth, Farmer and Winn are "independent," as that term is defined in Rule 4200(a)(14) of the National Association of Securities Dealer's listing standards. The Audit Committee held six meetings during 2001. The Report of the Audit Committee appears below.

The Compensation Committee presently consists of Donald F. DeMuth, John G. Farmer, Jr. and Darin R. Winn. The Compensation Committee has been assigned the functions of approving and monitoring the remuneration arrangements for senior management and assisting in the administration of the Company's 1998 Stock Option Plan. The Compensation Committee met seven times during 2001.

The Board of Directors does not have a standing nominating committee, such function being reserved to the full Board of Directors.

REPORT OF AUDIT COMMITTEE

In accordance with the written charter adopted by the Board of Directors, the Audit Committee assists the Board in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and financial reporting practices of the Company. During fiscal 2001, the Audit Committee met six times and discussed the interim financial information contained in each of the Company's quarterly earnings announcements with the Chief Financial Officer and KPMG LLP prior to release. In discharging its oversight responsibility as to the audit process, the Audit Committee has reviewed and discussed the Company's audited financial statements as of and for the year ended December 31, 2001 with management and has discussed with KPMG LLP, the independent auditors and accountants for the Company, the matters required to be discussed by Statement on Auditing Standards No. 61 (Communications with Audit Committees) with respect to those statements.

The Audit Committee has received and reviewed the letter from KPMG LLP required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and has discussed with KPMG LLP its independence in connection with its audit of the Company's most recent financial statements. The Audit Committee has also considered whether KPMG LLP's provision of non-audit services to the Company is compatible with maintaining such firm's independence. See "Independent Public Accountants." Based on this review and these discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

Respectfully submitted,

Donald F. DeMuth
John G. Farmer, Jr.
Darin R. Winn

The information in the foregoing Report of the Audit Committee shall not be deemed to be soliciting material, or be filed with the SEC or subject to Regulation 14A or 14C or to liabilities of Section 18 of the Securities Act, nor shall it be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate these paragraphs by reference.

EXECUTIVE COMPENSATION

The following table presents certain information for the fiscal years ended December 31, 2001, 2000 and 1999 concerning compensation earned for services rendered in all capacities by the Company's Chief Executive Officer and the other executive officers of the Company whose total annual salary and bonus exceeded $100,000 during the year ended December 31, 2001 (the "Named Executive Officers").

Summary Compensation Table

		Annual Compensation		Long Term Compensation	
Name and Principal Position	Year	Salary($)	Bonus($)	Securities Underlying Options(#)	All Other Compensation [5]
Murray L. Swanson[1]........................ President and Chief Executive Officer	2001	$167,500	—	975,000	$788
William J. Loughman........................	2001	$195,655	—	307,000	$6,338[6]
Chief Operating Officer	2000	153,832	$42,500	149,030	1,142
	1999	114,711	13,500	132,500	460
Ronald D. Webster[2]........................ Executive Vice President, Chief Financial Officer, Secretary and Treasurer	2001	$115,235	—	375,000	$276
John J. Meyer[3]................................	2001	$175,000	—	—	$330
Executive Vice President and Chief Technology Officer	2000	101,761	—	66,250	525
Stephen F. Johnston, Sr. [4]...............	2001	$182,777	—	—	$4,298
Chairman and Chief Executive	2000	201,451	$50,000	59,122	5,880
Officer	1999	189,346	46,250	—	432

(1) Mr. Swanson resigned as President and Chief Executive Officer and a director of the Company in April 2002.

(2) Mr. Webster joined the Company in June 2001.

(3) Mr. Meyer joined the Company in June 2000.

(4) Mr. Johnston served as Chief Executive Officer of the Company until June 2001 and was succeeded by Andrew Roscoe as Chairman of the Board in December 2001.

(5) Represents premiums for life and disability insurance paid for the benefit of the indicated Named Executive Officers.

(6) Includes automobile allowance of $5,400.

Compensation of Directors

Each of the Company's non-employee directors who are not employees of or affiliated with the Company's shareholders owning greater than 5% of our common stock receives cash compensation of $1,000 per meeting requiring "in person" attendance and $750 per telephonic meeting. On the date such non-employee director is elected to the Board, such director is granted an option to purchase 4,000 shares which is immediately exercisable as of the date of grant. In addition, each of these directors also receives an option to purchase 4,000 shares of the Company's common stock on an annual basis, which annual grant vests over a period of three years from the date of grant. Director options have a ten year term. All options will immediately and fully vest if a director ceases to be a director or the Company undergoes a change in control and will automatically expire, unless exercised, upon the earlier of (i) one year from the date the director ceased to be a director or the Company undergoes a change in control, or (ii) ten years from the date of grant. These options have an exercise price equal to the fair market value of the Company's common stock on the date of grant.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee of the Board of Directors is currently comprised of Donald F. DeMuth, John G. Farmer, Jr. and Darin R. Winn. Prior to December 2001, the Compensation Committee consisted of Stephen F. Johnston, Sr., Donald F. DeMuth and Andrew D. Roscoe. Ms. Lisa Roumell also served on the Compensation Committee until she resigned from the Board of Directors in July 2001. With the exception of Mr. Johnston, who served as Chairman and Chief Executive Officer of the Company, none of the members of the Compensation Committee served as an officer or employee of the Company or any of its subsidiaries during fiscal 2001.

In February 1998, we entered into an agreement with Mr. Johnston to lease the office space in which our corporate headquarters are located. The lease provides for minimum annual rental payments of approximately $182,000 through May 2003. Lease payments to Mr. Johnston by the Company with respect to such property totaled $206,000 during 2001. Management believes that the rent paid for such office space is at or below market rental rates for comparable space.

In fiscal 2001, the Company performed services for Pacific Communications, LLC, a company controlled by Mr. Johnston. The value of the services performed by the Company during 2001 totaled $55,000.

No interlocking relationship exists between our Board of Directors or Compensation Committee and the board of directors or compensation committee of any other company.

Employment Agreements

William J. Loughman

In June 2001, Mr. Loughman was elected as Chief Operating Officer of the Company. In connection with his election as Chief Operating Officer, Mr. Loughman's annual base salary was increased to $240,000 and he received stock options to purchase 307,000 shares of the Company's common stock at an exercise price of $2.00 per share, the fair market value of the common stock on the date of grant. On April 17, 2002, the Company entered into an employment agreement with Mr. Loughman to serve as its Chief Operating Officer. Mr. Loughman's employment agreement is for a term of three years expiring on April 17, 2005; however, the agreement automatically renews for successive one year terms unless either party provides the other party with notice of its intention not to renew the agreement. Pursuant to the terms of his employment agreement, Mr. Loughman is paid an annual base salary of $240,000 and is eligible to receive incentive bonuses of up to 50% of his base salary if the Company meets certain performance objectives established by the Board of Directors. Also pursuant to the Agreement, Mr. Loughman receives a monthly automobile allowance of $450. In the event of a change of control, Mr. Loughman's stock options will vest and become exercisable in full as of the date of the change of control.

If Mr. Loughman is terminated without cause, he is entitled to receive his annualized base salary for a period of one year from the date of his termination. In addition, the Company must continue to provide Mr. Loughman with medical insurance coverage, through COBRA, for a period of twelve months following his termination, or until Mr. Loughman begins working for another entity. Mr. Loughman may terminate his employment for good reason if (i) the assignment of any duties material and consistent with his position results in a material diminution in his position, authority, duties or responsibilities, (ii) a reduction in Mr. Loughman's base salary occurs (subject to certain exceptions), or (iii) the Company requires Mr. Loughman (without his consent) to be based in any office or location other than the Company's principal office in Atlanta, Georgia. In the event of such termination, Mr. Loughman shall be entitled to receive the benefits discussed above as if he were terminated without cause, including the fact that stock options which have vested and are exercisable on the date of termination shall continue to be exercisable for a period of one year from the date of such termination.

Ronald D. Webster

On January 7, 2002, the Company entered into an Employment Agreement with Ronald D. Webster to serve as its Executive Vice President - Finance and Administration and Chief Financial Officer of the Company. The term of the Agreement expires on June 27, 2004; however, the Agreement automatically renews for successive one year terms unless either party provides the other party with notice of its intention not to renew the Agreement. Pursuant to the terms the Agreement, Mr. Webster is paid an annual base salary of $225,000 and is eligible to receive incentive bonuses of up to 50% of his base salary if the Company meets certain performance objectives established by the Board of Directors. Also pursuant to the Agreement, Mr. Webster received stock options to purchase 375,000 shares of the Company's common stock at an exercise price of $2.00 per share, the fair market value of the common stock on the date of grant. In the event of a change of control, the stock options will vest and become exercisable in full as of the date of the change of control.

If Mr. Webster is terminated without cause, he is entitled to receive severance pay in the form of payment of his annualized base salary for a period of one year from the date of termination. In addition, the Company shall continue to provide through COBRA or otherwise, for a period of 12 months following his termination or until Mr. Webster begins working for another entity. Mr. Webster may terminate his employment for good reason if (i) the assignment of any duties material and consistent with his position results in a material diminution in his position, authority, duties or responsibilities, (ii) a reduction in Mr. Webster's base salary occurs (subject to certain exceptions), or (iii) the Company requires Mr. Webster (without his consent) to be based in any office or location other than the Company's principal office in Atlanta, Georgia or Chicago, Illinois. In the event of such termination, Mr. Webster shall be entitled to receive the benefits discussed above as if he were terminated without cause, including the fact that stock options which have vested and are exercisable on the date of termination shall continue to be exercisable for a period of one year from the date of such termination.

John J. Meyer

On June 15, 2000, the Company entered into an Employment Agreement with John J. Meyer to serve as Vice President and General Manager of the Systems Engineering Division of the Company and Chief Technical Officer of the Company. Mr. Meyer's Employment Agreement is for a term of three years; however, the Agreement automatically renews for successive one year terms unless either party provides the other party with notice of its intention not to renew the Agreement. Pursuant to the terms of the Employment Agreement, Mr. Meyer is paid an annual base salary of $175,000. Also pursuant to the Agreement, Mr. Meyer received stock options to purchase 25,000 shares of common stock at an exercise price of $12.00 per share, the fair market value of the common stock on the date of grant. If Mr. Meyer is terminated without cause, he shall be entitled to severance pay in the form of continuation of his annualized base salary for the remaining term of the Agreement. If Mr. Meyer obtains other employment prior to the end of the period during which he is being paid, he must promptly give notice to the Company and the payments to him under this Agreement will be reduced by the amount of cash compensation received from Mr. Meyer's other employment for services performed during such period. In addition, the Company shall continue to provide, through COBRA or otherwise, medical insurance coverage for a period of 12 months following the date of termination or until Mr. Meyer begins working for another entity. On a minimum of 90 days' notice to the Company, Mr. Meyer may terminate the Agreement, in which event the Company shall not be obligated to pay any salary or other compensation to Mr. Meyer, other than accrued and unpaid base salary through the date of termination.

Each of Messrs. Loughman, Webster and Meyer's employment agreements contain confidentiality, noncompetition and nonsolicitation provisions restricting solicitation of customers and employees following employment with the Company, and providing for ownership and assignment of intellectual property rights to the Company.

Murray L. Swanson

In connection with Mr. Swanson's resignation, the Company has agreed to continue to pay Mr. Swanson his annualized base salary of $325,000 for a period of 12 months.

401(k) Profit Sharing Plan

The Company maintains a 401(k) Profit Sharing Plan (the "401(k) Plan") which is intended to be a tax-qualified defined contribution plan under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"). In general, all employees of the Company who have completed one month of service and have attained age 21 are eligible to participate. The 401(k) Plan includes a salary deferral arrangement pursuant to which participants may contribute, subject to certain Code limitations, a minimum of 1% of their salary on a pre-tax basis and a maximum consistent with IRS guidelines (up to $11,000 per year). Subject to certain Code limitations, the Company may make both matching and additional contributions at the discretion of the Board of Directors of the Company each year. A separate account is maintained for each participant in the 401(k) Plan. The portion of a participant's account attributable to his or her own contributions is 100% vested. Distributions from the 401(k) Plan may be made in the form of a lump-sum cash payment or in installment payments.

Stock Option Plan

In September 1998, the Company adopted the 1998 Stock Option Plan (the "Plan") for employees who are contributing significantly to the business of the Company or its subsidiaries as determined by the Company's Board of Directors or the committee administering the Plan. The Plan currently provides for the grant of incentive and non-qualified stock options to purchase up to 6,200,000 shares of Common Stock. Incentive stock options granted pursuant to the Plan will generally expire on or before (1) the date which is the tenth anniversary of the date the option is granted, or (2) the date which is three months after the termination of the holder's service with the Company. Options granted under the Plan typically vest over a period ranging from two to four years. As of March 31, 2002, options to purchase 3,741,774 shares of Common Stock were outstanding pursuant to the Plan.

The following table provides certain information concerning individual grants of stock options under the Company's 1998 Stock Option Plan made during the year ended December 31, 2001 to the Named Executive Officers:

Option Grants in Last Fiscal Year

Name	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term[1]	
	Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($ Per Share)	Expiration Date	5%	10%
Murray L. Swanson	983,000	33.7%	(2)	(2)	$1,236,407	$3,133,298
William J. Loughman	307,000	10.5%	$2.00	6/26/11	$386,141	$978,558
Ronald D. Webster	375,000	12.9%	$2.00	6/27/11	$471,671	$1,195,307
John J. Meyer	—	—	—	—	—	—
Stephen F. Johnston, Sr.	—	—	—	—	—	—

(1) The dollar amounts under these columns represent the potential realizable value of each grant of option assuming that the market price of the Company's Common Stock appreciates in value from the date of grant at the 5% and 10% annual rates prescribed by the Securities and Exchange Commission and therefore are not intended to forecast possible future appreciation, if any, of the price of the Company's Common Stock.

(2) Options for 975,000 shares at an exercise price of $2.00 per share vest as follows: 25% are immediately exercisable with the remaining 75% vesting in equal increments on a quarterly basis over a period of three years. Options for 4,000 shares at an exercise price of $2.56 per share are immediately exercisable. Options for 4,000 shares at an exercise price of $2.56 per share vest in equal increments on April 19, 2001, 2002 and 2003. As a result of Mr. Swanson's resignation in April 2002, these options will expire on April 4, 2003.

No options were exercised by the Named Executive Officers during the year ended December 31, 2001. The following table provides certain information concerning the value of unexercised options held by the Named Executive Officers as of December 31, 2001.

Name	Number of Unexercised Options at Fiscal Year End		Value of Unexercised In the-Money Options at Fiscal Year End (1)	
	Exercisable	Unexercisable	Exercisable	Unexercisable
Murray L. Swanson	372,290	610,710	—	—
William J. Loughman	255,984	292,796	$25,440	$55,650
Ronald D. Webster	140,624	234,376	—	—
John J. Meyer	44,176	22,074	—	—
Stephen F. Johnston, Sr.	43,849	15,273	—	—

(1) Dollar values were calculated by determining the difference between the closing price of $1.74 per share of Common Stock, as reported by The Nasdaq Stock Market on December 31, 2001, and the exercise price of the options.

RELATED PARTY TRANSACTIONS

For information with respect to certain related party transactions between the Company and Mr. Johnston, please see "Compensation Committee Interlocks and Insider Participation."

REPORT OF COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

The Compensation Committee of the Board of Directors is responsible for: (i) reviewing, recommending, and approving the Company's compensation philosophy and policies and benefits programs; (ii) reviewing and approving the base salaries, bonuses and stock option grants for all executive officers of the Company; and (iii) administering the Company's stock option plan.

The Company's compensation policies have been designed to align the financial interests of the Company's management with those of its shareholders, and reflect the nature of the Company by taking into account the Company's operating environment and the expectations for growth and profitability. Compensation for each of the Company's executive officers consists of a base salary, and in some cases, an annual performance bonus and/or stock options.

The Compensation Committee's philosophy is that a critical component of an executive's compensation should be based directly upon the value of long-term incentive compensation in the form of stock ownership or stock option awards. The Compensation Committee believes that providing executives with the opportunities to acquire significant stakes in the growth and prosperity of the Company (through grants of stock options), while maintaining other elements of the Company's compensation program at conservative levels, will enable the Company to attract and retain executives with the outstanding management abilities and entrepreneurial spirit which are essential to the Company's ongoing success. Furthermore, the Compensation Committee believes that this approach to compensation motivates executives to perform to their full potential.

The Compensation Committee reviews executive compensation annually, unless a previously specified salary level has been established in an executive's employment contract (as is the case with certain of the Company's executive officers). Annual salary recommendations are generally based on peer group and national industry surveys of executive compensation packages for companies of a similar size in our industry, as well as evaluations of the individual executive's past and expected future performance. Similarly, the base salary of the Chief Executive Officer is determined based on a review of competitive compensation data, the Chief Executive Officer's overall compensation package, and an assessment of his past performance and expected future performance in leading the Company.

The amount of any annual bonus to be paid to executive officers is currently determined based upon an evaluation of such factors as individual performance relative to contributing to the Company's short and long term goals, increases in the Company's revenues, gross profit, and EBITDA and working capital targets. From time to time, the specific Company performance measures considered may change in response to changes in overall Company performance objectives.

Stock options represent a substantial portion of compensation for the Company's executive officers. Stock options are granted at the prevailing market price on the date of grant, and will only have value if the Company's stock price increases. Generally, grants vest in equal amounts over a period of four years (although certain special types of grants may vest over a shorter period) and executives typically must be employed by the Company at the time of vesting in order to exercise the options. Grants of stock options generally are based upon the level of the executive's position with the Company and an evaluation of the executive's past and expected future performance. The Compensation Committee believes that dependence on stock options for a significant portion of executives' compensation more closely aligns such executives' interests with those of the Company's shareholders, since the ultimate value of such compensation is linked directly to stock price.

The Compensation Committee will continually evaluate the Company's compensation policies and procedures with respect to executives. Although the Compensation Committee believes that current compensation policies have been successful in aligning the financial interests of executive officers with those of the Company's shareholders and with Company performance, it continues to examine what modifications, if any, should be implemented to further link executive compensation with both individual and Company performance.

Donald F. DeMuth
John G. Farmer, Jr.
Darin R. Winn

Notwithstanding anything to the contrary set forth in any of the Company's previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate future filings, including this Proxy Statement, in whole or in part, the foregoing Report of the Compensation Committee on Executive Compensation and the Stockholder Return Performance Graph shall not be incorporated by reference into any such filings.

STOCKHOLDER RETURN PERFORMANCE GRAPH

Set forth below is a line graph comparing the percentage change in the cumulative total stockholder return on the Company's Common Stock against the cumulative total return of The Nasdaq Stock Market Index and the Nasdaq Telecommunications Index for the period commencing on August 16, 2000 (the date of the Company's initial public offering of Common Stock) and ending December 31, 2001 (the "Measuring Period"). The graph assumes that the value of the investment in the Company's Common Stock and each index was $100 on August 16, 2000. The change in cumulative total return is measured by dividing (i) the sum of (A) the cumulative amount of dividends for the Measuring Period, assuming dividend reinvestment, and (B) the change in share price between the beginning and end of the Measuring Period, by (ii) the share price at the beginning of the Measuring Period. The Company has not paid any cash dividends.

COMPARISON OF CUMULATIVE TOTAL RETURN AMONG O2WIRELESS SOLUTIONS, INC., NASDAQ STOCK MARKET INDEX AND NASDAQ TELECOMMUNICATIONS INDEX



175
150
125
100
75
50
25
0
DOLLARS
8/16/00
9/30/00
12/31/00
3/31/01
6/30/01
9/30/01
12/31/01
O2WIRELESS SOLUTIONS, INC.
NASDAQ TELECOMMUNICATIONS INDEX
NASDAQ MARKET INDEX

ASSUMES $100 INVESTED ON AUGUST 16, 2000 IN O2WIRELESS SOLUTIONS, INC. COMMON STOCK, NASDAQ STOCK MARKET INDEX AND NASDAQ TELECOMMUNICATIONS INDEX

	8/16/00	9/30/00	12/31/00	03/31/01	06/30/01	09/30/01	12/31/01
o2wireless Solutions, Inc.	$100.00	$144.40	$69.63	$14.95	$15.33	$9.50	$13.01
NASDAQ Telecommunications Index	$100.00	$92.60	$59.04	$54.79	$52.61	$37.29	$42.17
NASDAQ Market Index	$100.00	$87.39	$58.44	$44.28	$51.89	$36.03	$46.97

INDEPENDENT PUBLIC ACCOUNTANTS

KPMG LLP has served as independent auditors of the Company for the fiscal year ended December 31, 2001 and has been selected by the Board of Directors to serve as independent auditors of the Company for the fiscal year ending December 31, 2002. Representatives of KPMG LLP are expected to be present at the Annual Meeting and will have the opportunity to make a statement if they desire to do so and to respond to appropriate questions.

Audit Fees. The aggregate fees billed by KPMG LLP for professional services rendered for the audit of the Company's annual financial statements for the year ended December 31, 2001 and the review of the financial statements included in the Company's Form 10-Q for that year were $342,700. Other fees for audit related services in connection with certain acquisitions by the Company and the audit of the Company's benefit plan were $194,050 for 2001.

Financial Information Systems Design and Implementation Fees. During 2001, KPMG LLP did not perform any services with regard to financial information systems design and implementation.

All Other Fees. The aggregate fees for non-audit services provided by KPMG LLP in 2001, which included business tax strategy consulting, tax compliance services and technology assessment, were $375,982.

The Audit Committee of the Board of Directors has considered whether the provision of non-audit services by KPMG LLP to the Company is compatible with maintaining such firm's independence. See also "Report of Audit Committee."

ANNUAL REPORT ON FORM 10-K

The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, as filed with the Securities and Exchange Commission, is available to shareholders who make written request therefor to the Company's Investor Relations Department, 440 Interstate North Parkway, Atlanta, Georgia 30339. Copies of exhibits and basic documents filed with that report or referenced therein will be furnished to shareholders of record upon request.

SHAREHOLDER PROPOSALS

Proposals of shareholders intended to be presented at the Company's 2003 Annual Meeting must be received at the Company's principal executive offices by December 21, 2002 in order to be eligible for inclusion in the Company's proxy statement and form of proxy for that meeting.

With respect to any such proposals received by the Company after March 6, 2003, the persons named in the form of proxy solicited by management in connection with the 2003 Annual Meeting of shareholders of the Company will have discretionary authority to vote on any such shareholder proposals in accordance with their judgment of what is in the best interests of the Company.

OTHER MATTERS

The Board of Directors knows of no other matters to be brought before the annual meeting. However, if other matters should come before the annual meeting it is the intention of the persons named in the enclosed form of Proxy to vote the Proxy in accordance with their judgment of what is in the best interest of the Company.

By Order of the Board of Directors,

Andrew D. Roscoe
Chairman of the Board, President and Chief Executive Officer

Atlanta, Georgia
April 24, 2002

o2wireless Solutions, Inc.
440 Interstate North Parkway
Atlanta, Georgia 30339

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR THE 2002 ANNUAL MEETING OF SHAREHOLDERS.

The undersigned hereby appoints Andrew D. Roscoe and William J. Loughman or either of them, with power of substitution to each, the proxies of the undersigned to vote the Common Stock of the undersigned at the Annual Meeting of Shareholders of O2WIRELESS SOLUTIONS, INC. to be held on May 21, 2002, at 9:00 a.m. at the Doubletree Guest Suites, Atlanta, Galleria, 2780 Windy Ridge Parkway, Atlanta, Georgia 30339, and any adjournments or postponements thereof:

1. To elect two directors to the Board of Directors to serve for the term indicated below and until their successors are elected and qualified.

☐ FOR all nominees listed below (except as marked to the contrary below)

☐ WITHHOLD AUTHORITY to vote for all nominees listed below

Class II (terms to expire in 2005)
Donald F. DeMuth   Darin R. Winn

INSTRUCTION: To withhold authority to vote for any individual nominee write the nominee's name in the space provided below.

____

2. To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

THE BOARD OF DIRECTORS FAVORS A VOTE "FOR" THE ABOVE PROPOSALS AND UNLESS INSTRUCTIONS TO THE CONTRARY ARE INDICATED IN THE SPACE PROVIDED, THIS PROXY WILL BE SO VOTED.

Please date and sign this Proxy exactly as name(s) appears on the mailing label.

____

____

Print Name________________________

NOTE: When signing as an attorney, trustee, executor, administrator or guardian, please give your title as such. If a corporation or partnership, give full name by authorized officer. In the case of joint tenants, each joint owner must sign.

Dated:________________________

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

Commission File No. 0-31295

o2wireless Solutions, Inc.

Georgia *(State or other jurisdiction of incorporation or organization)*	**58-2467466** *(I.R.S. Employer Identification No.)*
440 Interstate North Parkway **Atlanta, Georgia** *(Address of principal executive offices)*	**30339** *(Zip Code)*

Registrant's telephone number, including area code:
(770) 763-5620

Securities Registered Pursuant to Section 12(b) of the Securities Exchange Act of 1934:
None

Securities Registered Pursuant to Section 12(g) of the Securities Exchange Act of 1934:

Common Stock, $0.0001 par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

The aggregate market value of the common stock of the registrant held by nonaffiliates of the registrant (11,262,331 shares) on March 15, 2002 was approximately $9,854,540 based on the closing price of the registrant's common stock as reported on the Nasdaq National Market on March 15, 2002. For the purposes of this response, officers, directors and holders of 5% or more of the registrant's common stock are considered the affiliates of the registrant at that date.

The number of shares outstanding of the registrant's common stock, as of March 15, 2002: 27,937,737 shares of $.0001 par value common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement to be delivered to shareholders in connection with the 2002 Annual Meeting of Shareholders scheduled to be held on May 21, 2002 are incorporated by reference in response to Part III of this Report with the exception of information regarding executive officers required under Item 10 of Part III, which information is included in Part I, Item I.

PART I

Cautionary Notice Regarding Forward-Looking Statements

This report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements regarding our expected financial position and operating results, our business strategy and our financing plans are forward-looking statements. These statements can sometimes be identified by our use of forward-looking words such as "may," "will," "anticipate," "estimate," "expect," or "intend." Known and unknown risks, uncertainties and other factors could cause our actual results to differ materially from those contemplated by these statements. Such risks and uncertainties include, but are not limited to, general economic conditions, demand for outsourced wireless network services, competition in the wireless services industry, the Company's ability to manage its operations effectively, the Company's ability to maintain and increase revenues while controlling costs, the Company's ability to retain its customers and attract new business, fluctuations in quarterly operating results and other uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings. The section entitled "Risk Factors" in Item 1 of this Form 10-K, discusses some additional important factors that could cause the Company's actual results to differ materially from those in such forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no obligation to update any of the forward-looking statements after the filing of this Form 10-K to conform such statements to actual results or to changes in our expectations.

Item 1. *Business.*

Risk Factors

Investors should carefully consider the risks and uncertainties described below and all other information contained in this Report on Form 10-K. Investing in the Company's common stock involves a high degree of risk. Risks and uncertainties, in addition to those described below, that are not presently known to the Company may also impair business operations. If any of the following risks occur, our business, financial condition and operating results could be materially harmed, and the Company's investors may lose all or part of their investment. See the note regarding forward-looking statements included in the introduction to this Form 10-K.

Risks Related to Our Business

We have a history of losses, and we may never achieve and sustain profitability. If we continue to incur net losses and fail to improve our results of operations, our stock price will continue to be severely impacted.

We incurred net losses before preferred stock dividends and accretion of discount on redeemable preferred stock of approximately $317,000, $15.3 million and $28.0 million for the years ended December 31, 1999, 2000 and 2001, respectively. Our ability to be profitable depends on our ability to generate and maintain greater revenues while incurring reasonable expenses, and our ability to timely collect accounts receivable. We are currently faced with a very difficult business environment in the telecommunications industry, which we expect to continue in 2002. We cannot be certain that we will be able to achieve, sustain or increase profitability on a quarterly or annual basis in the future. Our inability to achieve or maintain profitability is expected to cause the market price of our common stock to continue to be depressed.

We may not be able to obtain additional capital to fund our operations when needed, and without additional capital the Company may not be able to sustain its operations.

We currently fund our operations with available cash, cash equivalents and our credit facility. Due to significant cost reduction steps taken in 2001 and continuing efforts to further reduce expenses to reflect diminished revenue opportunity, we presently believe that we have sufficient cash and cash equivalents to fund operations for at least the next twelve months, assuming continued access to our credit facility.

To the extent we are unable to achieve our operating performance targets during 2002, we may need to raise additional capital. Additional financing may not be available when needed on terms and conditions favorable to us or at all. If adequate funds are not available or are not available on acceptable terms and conditions, we may be unable to fund our ongoing operations. In addition, our inability to obtain additional capital may damage our customers' perceptions of us and our management team and inhibit our ability to sell our services to a customer base which values financial strength and stability.

Our credit facility requires that we maintain specified levels of earnings (loss) before income taxes, depreciation and amortization (EBITDA) and our borrowing base is dependent upon the amount of our Eligible Receivables. If we fail to achieve our budgeted revenues and margins and/or experience any significant write-offs, we could be in violation of the covenants of our credit facility in the future. Based on our current cash and cash equivalents, we would not have sufficient resources to repay our indebtedness under the credit facility.

If additional funds are raised through the issuance of equity securities, the percentage ownership of our stockholders will be reduced, stockholders may experience additional dilution, and such equity securities may have rights, preferences or privileges senior to or more favorable than those of the holders of our common stock. If additional funds are raised through the issuance of debt securities, such securities would have rights, preferences and privileges senior to or more favorable than those of the holders of common stock and the terms and conditions relating to such debt could impose restrictions on our operations.

Any or all of these consequences would materially adversely affect our business, financial condition or results of operations.

Our stock could be delisted by the Nasdaq Stock Market.

Recently our stock has traded at prices below the minimum level of $1.00 required for continued listing on Nasdaq. If our stock price continues to remain below the minimum threshold, we could receive notification from the Nasdaq Stock Market of its intention to delist our stock from the Nasdaq Stock Market. The delisting of our stock from the Nasdaq Stock Market would severely inhibit our investors' ability to trade in our stock and would likely make it more difficult for us to raise needed capital.

If we are unable to complete the proposed merger with Baran Group, Ltd., our business could be harmed.

On February 26, 2002, we announced the signing of a non-binding letter of intent to merge with Baran Group, Ltd., an Israel-based diversified engineering and construction firm. Each party is currently conducting its due diligence investigation and the parties are in the process of negotiating a definitive merger agreement. However, there can be no assurance that a definitive agreement will be reached or that the proposed merger will be consummated. During the due diligence and negotiation period and prior to any closing, we will be incurring significant expenses related to the merger and our performance could be negatively affected as our management team focuses on these non-operating activities. Should the merger not be completed, diminished performance and delays in pursuing alternative sources of external funding would increase the risk that we might have insufficient capital resources in the future to operate our business.

Our quarterly results have historically fluctuated and may fluctuate in the future.

Our quarterly and annual operating results have fluctuated in the past and may vary in the future due to a variety of factors, including:

- telecommunications market conditions and economic conditions generally;
- the timing and size of network deployment by our customers and the timing and size of orders for network equipment built by our vendor customers;
- fluctuations in demand for our services;

- the length of sales cycles; and
- costs of integrating technologies or businesses.

You should take these factors into account when evaluating past reporting periods, and, because of the potential variability in our quarterly results, you should not rely upon results of past periods as an indication of our future performance.

We have relied and continue to rely on a limited number of customers for a significant portion of our revenues. Losing one or more of these customers may adversely affect our revenues.

We generate a significant portion of our revenues from a limited number of customers, and we expect that this will continue for the foreseeable future. For example, for the year ended December 31, 2001, revenues from one of our most significant customers, Nextel, accounted for approximately 12% of our revenues, and revenues from our top five customers aggregated approximately 41% of total revenues. Further, our contracts with our customers are for limited terms and our customers may discontinue use of our services upon short notice. If we lose any of our large customers or if we are unable to add new large customers, our revenues will be adversely impacted. In addition, our reputation and brand name could be harmed.

A loss of one or more of our key customers or delays in project completion for such customers could cause a significant decrease in our revenues.

We anticipate that some of our key customers will change in the future as current projects are completed and new ones are begun. The services required by any one customer can be limited by a number of factors, including industry consolidation, technological developments, economic slowdown and internal budget constraints. None of our customers is obligated to purchase additional services, and most of our active customer contracts can be terminated without cause or penalty by the customer on notice to us of 30 days or less. As a result of these factors, the volume of work performed for specific customers is likely to vary from period to period, and a major customer in one period may not use our services in a subsequent period. Accordingly, we cannot be certain that present or future customers will not terminate their network service arrangements with us or significantly reduce or delay their projects. Any termination, change, reduction or delay in our projects could result in reduced revenues or a delay in receiving payments which would negatively impact our business.

Our operating results may suffer because of competition in the wireless services industry.

The telecommunications network services market is highly competitive and is served by numerous companies. Many of these competitors have significantly greater financial, technical and marketing resources, generate greater revenues and have greater name recognition and international experience than we have. We believe that the principal competitive factors in our market include the ability to deliver services within budget and on time, pricing, reputation, accountability, project management expertise, industry experience and expertise in new and evolving technologies. We may not be able to compete effectively on these or other bases, and, as a result, we may not be able to maintain our current customer relationships or develop new customer relationships.

We recognize revenues on our fixed-price contracts on a percentage-of-completion basis, which could cause our quarterly results to fluctuate.

We recognize revenues on our fixed-price contracts using the percentage-of-completion method. In 2001, revenues from our fixed-price contracts accounted for approximately 75% of our total revenues. Under the percentage-of-completion method, in each period we recognize expenses as they are incurred and we recognize revenue based on a comparison of the costs incurred to date for the project to the then estimated total costs of the project. Accordingly, the revenue we recognize in a given quarter depends on the costs we have incurred for individual projects and our then current estimate of the total remaining costs to complete individual projects. If in any period we significantly increase our estimate of the total costs to complete a project, we may recognize very little or no additional revenue with respect to that project. As a result, our gross margin in such periods and in future periods may be significantly reduced and in some cases we may recognize a loss on individual projects prior to their completion. To the extent that our estimates fluctuate over time or differ from actual requirements, gross margins in subsequent quarters may vary significantly from our estimates and could harm our results of operations.

Our future earnings may be negatively affected because we may have to write-down intangible assets incurred in prior acquisitions.

As a result of the acquisitions which we have completed since November 1997, we were required to record amortization expense related to intangible assets. In connection with an acquisition, goodwill represents the excess of the purchase price paid for the acquired entity over the fair value of the net identifiable assets acquired. The goodwill acquired in our acquisitions was amortized on a straight-line basis over a period of 5 to 10 years. The aggregate amount of goodwill recorded by us for the acquisitions we have completed since November 1997 is approximately $44.2 million. At December 31, 2001, goodwill accounted for approximately 34% of our total assets.

We assessed the recoverability of our intangible assets by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. As a result of the assessment carried out at September 30, 2001, the Company reduced the carrying value of goodwill related to the assets of specific business units, recording a goodwill write-down of $4.8 million. We will continue to monitor the performance of our acquisitions and, due to changes in the economic environment in the telecommunications sector, further reductions to previously recorded goodwill related to certain acquisitions may be required if estimated future operating cash flows are not achieved.

We may not be able to hire or retain a sufficient number of qualified engineers, technicians, and project managers to meet our contract commitments or maintain the quality of our services.

Our future success will depend on our ability to attract and retain additional highly skilled engineering and technical personnel. The actual number of employees we will need to hire will fluctuate depending on the size, number and timing requirements of contracts we receive. Experienced engineers, project managers and other highly skilled employees are in great demand. Competition for such personnel is intense, and we may be unable to attract or retain sufficiently qualified individuals in adequate numbers to meet our personnel needs. Failure to hire an adequate number of individuals could limit our ability to complete projects for our current customers and may limit our ability to take on additional projects.

If our third-party subcontractors fail to complete projects in a timely manner or fail to provide the quality of service we expect in our service offerings, our reputation in the industry could be harmed which could negatively affect our ability to keep our customers or attract new business.

We use third-party subcontractors on a substantial number of our projects. Although we take care to identify subcontractors with the requisite experience, we may not be able to control the quality of the work completed by these subcontractors or retain experienced subcontractors on acceptable terms, if at all. Further, our inability to hire sufficient subcontractors could limit our ability to complete projects for customers in a timely manner or provide the quality we expect in our service offerings and our reputation in the industry could be harmed, which could negatively affect our ability to keep our customers or attract new business. In addition, we may not be able to hire third-party subcontractors at attractive rates which could negatively impact our financial results.

We must keep pace with rapid technological change, market conditions and industry developments to maintain or grow our revenues.

The market for wireless and other network system design, deployment and management services is characterized by rapid change and technological improvements. Our future success will depend in part on our ability to enhance our current service offerings to keep pace with technological developments and to address increasingly sophisticated customer needs. We may not be successful in developing and marketing in a timely manner service offerings that respond to the technological advances by others and our services may not adequately or competitively address the needs of the changing marketplace.

Our business operations could be significantly disrupted if we lose members of our management team.

We believe that our success depends to a significant degree upon the continued contributions of our executive officers and other key personnel, both individually and as a group. Our future performance will be substantially dependent on our ability to retain and motivate them. Although we have entered into employment agreements with certain members of our senior management team, we do not have employment agreements with all of our key employees. The loss of the services of any of our executive officers or key employees could prevent us from effectively executing our business strategy.

We may encounter potential costs or claims resulting from project performance.

Many of our engagements involve projects that are significant to the operations of our customers' businesses. Our failure to meet a customer's expectations in the planning or implementation of a project or the failure of unrelated third party contractors to meet project completion deadlines could damage our reputation and adversely affect our ability to attract new business. We frequently undertake projects in which we guarantee performance based upon defined operating specifications or guaranteed delivery dates. Unsatisfactory performance or unanticipated difficulties or delays in completing such projects may result in a direct reduction in payments to us, or payment of damages by us, which could harm our business.

Our executive officers and directors and their affiliates control a majority of our common stock and, as a result, are able to exercise control over all matters requiring shareholder approval.

Our executive officers and directors and their affiliates beneficially own, in the aggregate, a majority of our outstanding common stock. As a result, these shareholders are able to exercise significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, which may have the effect of delaying or preventing a third party from acquiring control over us.

Provisions in our charter documents could make it difficult for a third party to acquire our company.

Our articles of incorporation and bylaws contain provisions that could delay, defer or prevent a change in control of our company or our management. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our common stock. These provisions include a staggered board of directors, the ability of board of directors to issue additional preferred stock, which could be issued quickly with terms that delay or prevent a change in control, and a prohibition on shareholder action by written consent.

Risks Related to Our Industry

Our success is dependent on continued growth in the deployment of wireless networks, and our revenues will be reduced if there are delays in such deployment.

The wireless telecommunications industry experienced significant growth both in the United States and internationally in recent years; however, the rate of growth fell dramatically in 2001 and indications in the first quarter of 2002 are that the rate of growth will be similar to 2001. Access to capital markets has become more difficult and more expensive for many of the carriers, thereby slowing their capital spending commitments. Presently, there is significant uncertainty related to the U.S. economy, and if the rate of growth in the telecommunications industry continues to slow and carriers continue to reduce their capital investments in wireless infrastructure or fail to expand into new geographies, our business and results of operations will suffer. The pace of network deployment has sometimes been slower than expected due in part to difficulties experienced by holders of licenses in raising the necessary financing, and there can be no assurance that future bidders for licenses will not experience similar difficulties. There has also been substantial regulatory uncertainty regarding payments owed to the U.S. Government by past successful wireless bidders, and such uncertainty has delayed network deployments. In addition, factors such as overall economic conditions, a slowdown in wireless subscriber growth, costs of integrating technologies, as well as future legislation, legal decisions and regulation, may slow or delay the deployment of wireless networks, which, in turn, could harm our business.

Our success is dependent on the continued trend toward outsourcing telecommunications network services.

Our success is dependent on the continued trend by telecommunications companies to outsource their network design, deployment and management needs. If telecommunications companies and network equipment vendors elect to perform more network design or deployment services themselves, our revenues may decline and our business and results of operations would be harmed.

The consolidation of equipment vendors or carriers could adversely affect our business.

In recent years, the wireless telecommunications industry has been characterized by significant consolidation activity. This consolidation of equipment vendors or carriers could:

- lead to a greater ability among equipment vendors and carriers to provide a full line of network services and could simplify integration and installation, which may lead to a reduction in demand for our services;
- reduce the number of our current or potential customers which could increase their bargaining power; and
- create competitive pressures whereby a particular customer may request our exclusivity with them in a particular market, which we may not be able to accommodate.

Accordingly, any of the foregoing developments could adversely affect our business and results of operations.

Business Overview

We provide outsourced integrated network solutions for the global telecommunications industry. Our comprehensive end-to-end solution enables us to address our customers' current and emerging network infrastructure requirements. o2wireless plans, designs, deploys, maintains and optimizes networks for wireless, wireless data, and broadband carriers. o2wireless is technology and vendor independent; thus, we provide unbiased evaluations and recommendations for our customers. We believe this gives our customers a time-to-market advantage by allowing them to obtain their network services from a single provider, helping satisfy their customers and compete more effectively with their competitors.

Over the past several years, the wireless telecommunications industry has enjoyed tremendous growth as wireless carriers made large capital investments to expand the presence of their wireless networks. During 2001, however, a weakened economy and tightened capital markets severely constrained the growth of these capital investments, thus reducing demand for infrastructure equipment and related network deployment services. As carriers deploy their networks, they have been faced with a proliferation in both the number and type of competitors. Due to this increasingly competitive and capital constrained environment, carriers are experiencing challenges associated with managing complex networks and technologies and must focus now on satisfying customer demand for enhanced services, seamless and comprehensive coverage, better call quality, faster data transmission and lower prices.

o2wireless has developed the know-how and expertise to handle turnkey projects — including a flexible integrated "menu driven approach" which allows companies to pick and choose the right blend of services that meet their needs. Over the past several years, o2wireless has gained valuable technical and project management experience by providing comprehensive and tailored solutions to meet the needs of its customers.

o2wireless' reputation lies in its ability to handle any network infrastructure services requirement, from complex multi-discipline projects requiring both creative and unconventional network design and deployment solutions, to the simplest, single discipline tasks.

In 2001, we completed projects for more than 140 customers. Our largest customers in 2001 included: wireless carriers, such as Verizon Communications, Alamosa PCS, Nextel and Sprint; equipment vendors, such as Motorola, Alcatel and Nokia; and tower companies, such as American Tower, Crown and SBA. In addition to performing work in the United States, since 1997, we have performed work in countries including Brazil, China, Germany, Honduras, Israel, Japan, Jordan, Korea, Mexico, Nicaragua, Puerto Rico and Russia. As of December 31, 2001, we had completed projects in all 50 U.S. states and 35 countries.

Industry Overview

The wireless telecommunications landscape in the United States has been evolving at a rapid rate over the last 10 years as wireless carriers made significant capital investments to advance the development of wireless technologies, beginning with analog technology and evolving to digital, or second generation technology (2G). We believe that the next phase of this evolution is 3rd generation technology (3G), which will allow the integration of both mobile and multimedia services on the same terminals via the same networks. With the multiplication of services provided by wireless carriers, there will be an increasing complexity of systems. Additionally, a number of other wireless related infrastructure projects, including upgrades to existing 2G and 911 systems are being implemented by the wireless service providers.

Network operators will face significant technical challenges to operate these complex systems. Consequently, the outsourced network infrastructure industry is transitioning from an industry of specialized service providers to companies that offer single-source comprehensive solutions. o2wireless has been working closely with a number of state and local government agencies and wireless infrastructure equipment manufacturers to enhance network capability and capacity of these communications systems throughout the United States.

The national carriers spent an average of nearly $4 billion on capital expenditures in 2001 and are expected to increase capital spending slightly in 2002. Based on a review of industry analyst information, we believe capital expenditures may trend upwards despite the softening in subscriber numbers for the following reasons:

- The US wireless industry added over 20 million subscribers in 2001. This performance represents the second highest year in terms of subscriber growth (Goldman Sachs).
- Even though the industry's net subscriber additions were less in 2001 than in year 2000, the tremendous growth in usage during 2001 has led to increasing Average Revenue Per User (ARPU) calling trends.
- Carriers are expected to begin rolling out 3G networks in phases over the next few years which are estimated to cost between $2 and $6 billion depending on technology and spectrum availability. (Robinson-Humphrey/Equity Research)

Industry Challenges

The wireless telecommunications industry in the United States faces considerable challenges, including financial, technological, service and quality, and public policy issues.

Financial:

- Over the past several years and prior to the economic downturn in 2001, carriers spent considerable sums of money on 3G licenses which are worth considerably less now than when purchased.
- Substantial costs have been expended in constructing wireless networks and improving efforts to acquire customers.

- Expected revenues from 3G networks remain deeply uncertain. The only consistent application in terms of revenue generation up to this point has been voice.
- Market valuations of wireless carriers have been severely depressed, thus reducing their access to capital markets. Limited access to capital has caused, and may continue in the future to cause, carriers to reduce their investments in infrastructure and service deployment.

Technological:

- Cell-site acquisition continues to be one of the main challenges for carriers, especially for the deployment of 3G networks. Acquisition of cell sites is the main constraint to the expansion of cellular networks. Carriers are already facing significant amounts of debt as a consequence of increased spectrum costs, which, when combined with cellular site requirements to accommodate forecasts in 3G traffic, cause cell site acquisition problems to become even more intense and costly.
- The radio access technology is the most expensive part of the mobile network. This challenge has forced the regulators to require not only sites to be shared but also to require that 3G base stations, radio network controllers and the core network technology such as the mobile switching centers to be shared.

Service and Quality:

- Most of the large wireless carriers' customer turnover or churn has increased from an average of 2.7% to over 3.0%. J.D. Power & Associates reported that wireless carriers logged more customer-service calls per user than any other utility in the 12-month period ended spring 2001, nearly three times as many calls as local telephone service providers. The slower economy has led to a slight increase in churn, and wireless number portability could become a reality in the next year or so.

Public Policy Issues:

- There are perceived health risks associated with the use of wireless devices and being in close proximity to antenna installations. Although there has been no demonstrated scientific evidence of any risks to public health, the public's awareness of these issues is relatively high.
- Wireless privacy concerns also must soon be addressed. It is likely that concerns about privacy will likely be heightened in the near future. Failure to address these and other public policy issues could severely hamper the growth of m-commerce.

Our Business Strategy

Our goal is to be a leading provider of integrated end-to-end network services to the global telecommunications industry. Our business strategy includes the following elements:

Increasing Customer Base. We believe that our customers are seeking integrated service providers to provide their network infrastructure service needs. We are marketing our complete suite of service offerings to our existing and potential customers, while focusing on increasing our range of service offerings.

Partnerships and Alliances. We may make selected strategic partnerships to augment our capabilities and geographic coverage. We have and will continue to form strategic partnerships with engineering firms, equipment manufacturers and other companies to offer our customers the most complete turnkey network infrastructure services in the industry. We expect to target companies that:

- Specialize in network pre-deployment, deployment and network maintenance services;
- Demonstrate strong organic revenue growth with growing margins;
- Expand our domestic and global presence; and
- Enhance our existing network service capabilities.

Remain Current in all Wireless and Wireline Technologies. We are investing to remain current in all major emerging wireless and wireline technologies. We achieve this goal through continuing technical education and equipment manufacturer certification programs.

Attract, Develop, and Retain High-Quality Employees. We intend to continue to attract qualified talent and retain high-quality employees by offering interesting, challenging projects with the opportunity to work with emerging technologies. We believe our commitment to employee skill development fosters company loyalty and increases employee retention. We also motivate our employees through a broad employee stock option program and a performance-based rewards system.

Our Services

We provide outsourced integrated network solutions to the global telecommunications industry. Our services include network planning, design, deployment and maintenance. We customize our services to fit individual customer needs by offering both bundled and unbundled network solutions. Our program management services integrate the planning, design, deployment and maintenance of wireless and wireline telecommunications networks. Our end-to-end solution includes:

- Identifying the optimal technology solution for our customers' particular needs;
- Managing the subsequent bidding process from multiple equipment vendors; and
- Managing network deployment to ensure seamless integration of component parts.

In addition to providing a single point of project accountability, our program management services provide integration synergies that allow our customers to deploy their networks more efficiently while minimizing network deployment costs.

Planning Services. We provide pre-deployment planning services for all steps involved in developing or refining a network or deployment strategy. Our engineers and other professional and support staff utilize their expertise and experience to analyze the financial, engineering, competitive market and technology issues applicable to a proposed network project. We work closely with our customers to evaluate various alternatives for network implementation. For new network deployments, o2wireless conducts a thorough demographic analysis and preliminary network design. After completion of this analysis, pertinent cost information is considered and factored to produce a comprehensive network solution. We also offer specialized consulting services, including auction services for wireless licenses, valuation services for acquired licenses, and business planning services.

Design Services. We provide a full range of services for the design of wireless telecommunications networks, which includes related wireline aspects of the network. We maintain professional engineering licenses in all U.S. states where they are required. Our design services include:

Radio Frequency Engineering and Network Design. Our technical experts study and analyze the traffic patterns, population density, topography and propagation environment in each market under consideration. Our radio frequency (RF) engineers design each integrated telecommunications system to meet the customer's requirements. Our wireless RF design services include detailed assessments of individual geographic markets, estimates of the cost of wireless coverage involved, and collection of comprehensive radio propagation data and modeling. We perform the calculations, measurements and tests necessary to determine the optimal placement of network equipment. This includes designing the network to make optimal use of radio frequencies, resulting in the highest possible signal quality for the greatest portion of subscriber usage within existing constraints. The constraints may be imposed by cost parameters, terrain, license limitations, interference with other operators, site availability, applicable zoning requirements or other factors.

Fixed Network Engineering. Most wireless calls are ultimately routed through a wireline network. As a result, the traffic from wireless networks must be connected with switching centers within wireline networks. For microwave, fiber optic and other transport technologies, we determine the optimal and most economical locations and methods for connection with other networks or with central switching stations on the wireline backbone. Our engineers are involved in specifying, provisioning and implementing fixed network facilities. Additionally, the convergence of voice and data networks, specifically through broadband technologies, such as LMDS, MMDS and Fast Ethernet, has created a new demand for specialized fixed network engineering skills. These skills include design, capacity and traffic analysis for packet-switched and IP router-based network elements. Our engineering teams are trained in specialized data networking and Internet protocol engineering issues.

Facilities Design and Engineering. We engineer and design the infrastructure of telecommunications facilities, including base station electronics, antennas and ancillary power equipment.

Deployment Services. We provide our customers with comprehensive site development and site audit services, including site feasibility and zoning studies, lease negotiations, civil and structural engineering and third party vendor management. We install all major types of wireless and wireline telecommunications equipment, including base station electronics, antennas and ancillary equipment. We also assist our customers in moving incumbent users of their licensed spectrum to new frequencies by providing point-to-point and point-to-multipoint line-of-sight microwave engineering and support services. Through the combined efforts of our project managers and technical experts, we are able to integrate and closely monitor the various stages of a network deployment. We have dedicated resources that maintain and improve our project management processes to better serve our customers, and improve the quality and efficiency of our network deployments.

Site Development and Audit. We provide our customers with the resources to locate and develop the sites needed for the rollout of wireless systems. These activities include evaluating the zoning feasibility of wireless base stations, negotiating leases, performing the civil and structural engineering required to prepare the rooftop or tower site, and, when necessary, managing subcontractors and obtaining the proper electrical and telecommunications connections. We maintain general contractor licenses in all states where they are required, and the majority of our site acquisition employees have real estate licenses. We also provide tower analysis services, including site audits, in which our technical experts gather, record and evaluate comprehensive data concerning a particular telecommunications site.

Equipment Installation and Optimization. We install all major types of wireless and wireline telecommunications equipment, including base station electronics, antennas and ancillary equipment. We also install and optimize DC and other power systems for telecommunications facilities. We perform specialized wireless and microwave tower erection and installation services and provide installation and optimization services for all major PCS, cellular and broadband wireless air interface standards, wireline and fiber optic cable equipment manufacturers.

Spectrum Clearing. In order for our customers to use the radio frequency spectrum they have licensed, it is often necessary for them to analyze the licensed spectrum for microwave interference and move incumbent users of this portion of the spectrum to new frequencies. We assist our customers in accomplishing this spectrum clearing function by providing complete point-to-point and point-to-multipoint line-of-sight microwave engineering and support services. Our engineering and support services include identifying existing microwave paths, negotiating relocation with incumbent users, managing and tracking relocation progress and documenting the final decommissioning of incumbent users. We also assist our customers with FAA and FCC filings, review and analysis.

Manufacture and Sales of Aviation Obstruction Lighting. We design, manufacture, market and install FAA-approved aviation obstruction lighting systems primarily for wireless towers. In addition to a line of standardized lighting products, we design, manufacture and install custom obstruction lighting systems.

Maintenance Services. Our network maintenance services are comprised of post-deployment radio frequency optimization services, network operations and lighting systems maintenance services, and network monitoring.

Post-Deployment Radio Frequency Optimization. Upon initial deployment, a network is adjusted to provide optimal wireless service based upon a set of parameters existing at that time, such as cell density, spectrum usage, base station site locations and estimated calling volumes and traffic patterns. In time, some of these parameters may change, requiring, for example, the relocation of base stations, addition of new equipment or the implementation of system enhancements. We offer ongoing radio frequency optimization services to periodically test network elements, tune the network for optimal performance and identify elements that need to be upgraded or replaced. We also offer benchmark testing and quality engineering services. We believe we are one of only three U.S. companies to perform RF compliance testing relating to employee safety in the vicinity of radiowave emitting devices.

Network Operations and Maintenance. We can assume responsibility for day-to-day operation and maintenance of our customers' telecommunications networks. We are also able to handle all aspects of physical plant maintenance, including infrastructure, supporting power systems and ancillary equipment. Our engineers and other professional and support staff work with our customers to allocate site maintenance and other responsibilities between our service team and the customer's personnel. We provide staffing to perform the necessary services for ongoing optimization, operations, maintenance and repair of critical network elements, including base station equipment, mobile switching centers and network operating centers to the extent required by our customers. We also provide training services for the internal network staff of our customers.

Sales And Marketing

Our marketing strategy is centered around our brand name. The principles behind the brand are:

- Comprehensive end-to-end solution,
- Customer satisfaction,
- Technical expertise,
- Diverse customer base,
- Customer retention, and
- Experienced senior management.

Our principal sales and marketing efforts are conducted by our field management service teams, with our executive management supplementing their efforts at the corporate level.

Customers

We provide our services to a large cross-section of the telecommunications industry, with strong emphasis on the wireless sector. In 2001, we completed projects for more than 140 customers in ten countries. For the year ended December 31, 2001, we received approximately 12% of our revenues from Nextel. Our top five customers represent approximately 41% of our revenues during 2001. While the level of sales to any specific customer is anticipated to vary from period to period, we expect that we will continue to have significant customer concentration for the foreseeable future. Our customers' buying patterns have become unpredictable. Future sales, if any, to the significant customers mentioned above may be substantially less than historical sales. The reduction of revenues of historically significant customers has adversely impacted our business during 2001, and the loss of another significant customer could have a material adverse effect on our business.

Human Resources

As of March 15, 2002, we had approximately 475 employees. We believe that our future success will depend on our continued ability to attract, retain, integrate and motivate qualified personnel, and upon the continued service of our senior management and key technical personnel.

We attract and retain employees by offering technical training opportunities, a stock option award program, bonus opportunities, and competitive salaries and benefits. We arrange for ongoing educational programs to enhance the technical abilities of our employees through both classroom and field training. Additionally, our employees upgrade their equipment manufacturer certifications regularly.

Competition

The network infrastructure services marketplace is highly competitive. Numerous network infrastructure service providers offer services comparable to those offered by the Company. The ongoing introduction of new technologies and products, new alternatives for the delivery of voice and data services, and regulation foster a dynamic, rapidly changing environment. Growth in wireless customers and voice traffic on wireless networks, introduction of new technologies, the cost and timing of implementing those technologies, the availability and cost of capital to finance network expansion, regulation, and general economic conditions all influence demand for network infrastructure services. These conditions have a significant effect on competitive conditions and the success of market participants, including this Company.

In most markets in which we operate, o2wireless competes with:

- Wireless carriers and tower companies, and equipment suppliers who employ in-house personnel to provide network infrastructure services;
- Local, national, and multi-national engineering firms;
- Larger companies serving regional, national, and international markets; and
- Smaller companies providing specialized services to local markets.

We compete for new projects based primarily on our ability to deliver a full range of network infrastructure services at competitive prices. We strive to capture new business opportunities by offering competitively priced bundles of services that provide our customers a single source for several services. In this way we can offer customers economies and efficiencies that may be lost when one supplier provides engineering services, another site development services, and a third construction services. We offer prospective customers competitive pricing of both our turn-key and individual service offerings, our technical expertise, our ability to service the full range of wireless network technology and equipment suppliers, our project management skills and experience, and our reputation for delivering completed projects on time and on budget.

EXECUTIVE OFFICERS

The executive officers of o2wireless Solutions are as follows:

Name	Age	Position Held
Andrew D. Roscoe	44	Chairman of the Board
Murray L. Swanson	60	President and Chief Executive Officer
William J. Loughman	47	Executive Vice President and Chief Operating Officer
Ronald D. Webster	52	Executive Vice President, Chief Financial Officer, Secretary and Treasurer
John J. Meyer	52	Executive Vice President and Chief Technology Officer

Executive officers are appointed by the Board of Directors of o2wireless and hold office at the pleasure of the Board. Executive officers devote their full time to the affairs of o2wireless and its subsidiaries.

Andrew Roscoe was elected Chairman of o2wireless Solutions in December 2001. Mr. Roscoe has over 17 years of experience in the telecommunications industry. In 1987, Mr. Roscoe founded Economic and Management Consultants International, Inc., a wireless consulting firm. He is also the founder and a principal of Force Nine, LLC, a telecommunications investment firm, formed in September 1999. From 1992 to 1999, Mr. Roscoe served in a variety of positions, including President and Chief Executive Officer, with The Strategis Group, a telecommunications research firm, and its predecessors. From 1994 to 1997, Mr. Roscoe served as the Chairman of Integrated Site Development Company, LLC, which was sold to o2wireless Solutions in 1997.

Murray Swanson was appointed Chief Executive Officer and President of o2wireless Solutions in July 2001. Mr. Swanson has served as a director of o2wireless since April 2001. Prior to joining o2wireless, Mr. Swanson served as Managing Director and CEO of Sonera Corporation U.S. (Sonera US) from October 1998 through March 2001. From 1981 to 1998, Mr. Swanson served as Executive Vice President and Chief Financial Officer of Telephone and Data Systems, Inc. Mr. Swanson began his career at Arthur Andersen & Co., where he advanced through positions of increasing responsibility to Principal.

William Loughman was appointed Chief Operating Officer of o2wireless Solutions in July 2001. Prior to July 2001, he served as Chief Financial Officer of o2wireless Solutions since December 1999. Prior to that time, Mr. Loughman served as our Vice President of Finance, Secretary and Treasurer since April 1998. From November 1996 to April 1998, Mr. Loughman was the Director of Business Development for AT&T Wireless. From 1993 to 1996, Mr. Loughman was the Director of Operations for Motorola — Network Management Group, a subsidiary of Motorola, Inc. While employed with Motorola, Mr. Loughman served as a director of several telecommunications companies, including Omnitel Ltd. in Lithuania, Jordan Mobile Telephone Company in Jordan, St. Petersburg Telecom in Russia, and Pakistan Mobile Communications Ltd. in Pakistan.

Ronald Webster was appointed Chief Financial Officer of o2wireless Solutions in July 2001. Mr. Webster has over 18 years of experience in the telecommunications industry. He has extensive financial experience in wireline and wireless telecommunications services, as well as broadband service and network construction. Prior to joining o2wireless Solutions, Mr. Webster was Senior Vice President, responsible for the Central Region operations, of RCN Corporation, a provider of voice, video, and data communications services from 2000 to 2001. From 1997 to 2000, Mr. Webster served as Chief Financial Officer of 21st Century Telecom Group, where he had a lead role in setting strategy and business plan implementation. From 1983 to 1997, Mr. Webster was the Vice President and Treasurer of Telephone and Data Systems (TDS), where he had significant involvement in all corporate financing and planning activities.

John Meyer joined o2wireless as Executive Vice President and Chief Technology Officer in June 2000. Prior to joining o2wireless, Mr. Meyer was the President of Communications Consulting Services, Inc. ("CCS"), a company he founded in 1995. CCS was acquired by o2wireless in June 2000. Prior to his time with CCS, Mr. Meyer served as President of the U.S. subsidiary of Mobile Systems International, one of the largest engineering service firms supporting the wireless industry, from 1992 to 1994. From 1991 to 1992, Mr. Meyer served as Director of Engineering for Los Angeles Cellular. Mr. Meyer began his career with GTE and Western Electric/Bell Labs.

Item 2. *Properties.*

Our principal executive offices are located in approximately 11,000 square feet of office space in Atlanta, Georgia. The lease for such space expires in May 2003. We also lease office and, in some instances, warehouse space in California, Illinois, Maryland, New Jersey, North Carolina and Texas. The leases on these spaces expire at various times through November, 2004. We also own office space in Kentucky.

Item 3. *Legal Proceedings.*

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. We are not currently a party to any legal proceeding which we expect, in the event of an adverse outcome, would have a material adverse effect on our business.

Item 4. *Submission of Matters to a Vote of Security Holders.*

No matter was submitted during the fourth quarter ended December 31, 2001 to a vote of our security holders.

PART II

Item 5. *Market for Registrant's Common Equity and Related Stockholder Matters.*

Market Information

Our common stock is traded on the Nasdaq National Market under the symbol "OTWO." The common stock began trading on the Nasdaq National Market on August 16, 2000. The following table sets forth for the periods indicated the quarterly high and low bid quotation per share as reported by the Nasdaq National Market. These quotations also reflect inter-dealer prices without retail mark-ups, mark-downs, or commissions and may not necessarily represent actual transactions.

	High	Low
Fiscal year ended December 31, 2001		
First Quarter	$13.130	$ 1.560
Second Quarter	2.850	1.750
Third Quarter	2.160	1.270
Fourth Quarter	1.750	1.210
Fiscal year ended December 31, 2000		
Third Quarter	$22.750	$12.440
Fourth Quarter	18.000	6.250

Holders

As of March 15, 2002, there were approximately 126 holders of record of our common stock. However, we believe that there are in excess of 2,900 beneficial holders of our common stock.

Dividends

We have never paid dividends on our common stock. Covenants in our financing arrangements prohibit or limit our ability to declare or pay cash dividends. For a more complete description of these restrictions, see "Management's Discussion and Analysis of Financial Condition and Results of Operations." We currently intend to retain any future earnings to finance the growth and development of our business and therefore do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will depend upon our financial condition, results of operations, capital requirements, general business conditions and other factors that the Board of Directors may deem relevant.

Sales of Unregistered Securities

There were no sales of unregistered securities during the fourth quarter of 2001.

Item 6. *Selected Financial Data.*

You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this Form 10-K.

The historical consolidated statements of operations data set forth below are derived from and qualified by reference to our consolidated financial statements included elsewhere in this Form 10-K. The historical results are not necessarily indicative of results to be expected in any future period.

	Year Ended December 31, (In thousands, except per share data)				
	1997	1998	1999	2000	2001
Consolidated Statement of Operations Data					
Revenues	$ 6,003	$24,485	$48,631	$139,094	$117,336
Operating expenses:					
Cost of Revenues	5,078	19,523	35,611	98,705	92,436
Warrant dispute reserve	—	—	—	—	641
Restructuring charge	—	—	—	—	1,100
Selling general and administrative expenses	2,092	5,035	9,825	27,149	34,374
Depreciation and amortization	193	1,398	2,120	4,088	7,458
Goodwill write-down	—	—	—	—	4,802
Operating (loss) income	(1,360)	(1,471)	1,075	9,152	(23,475)
Increase in fair value of common stock put warrants	—	—	—	(13,681)	—
Total other expense	(145)	(887)	(2,241)	(3,299)	(1,155)
Loss before income taxes, extraordinary item and cumulative effect of accounting change	(1,505)	(2,358)	(1,166)	(7,828)	(24,630)
Income tax (expense) benefit	145	(45)	1,226	(3,099)	(2,620)
(Loss) income before extraordinary item and cumulative effect of accounting change	(1,360)	(2,403)	60	(10,927)	(27,250)
Discontinued operations	—	—	—	(127)	(784)
Extraordinary item	—	—	(256)	(4,294)	—
Cumulative effect of change in accounting principle	—	—	(121)	—	—
Net loss	(1,360)	(2,403)	(317)	(15,348)	(28,034)
Preferred stock dividends and accretion of discount on redeemable preferred stock	(9)	(413)	(632)	(6,148)	—
Net loss to common shareholders	$(1,369)	$(2,816)	$ (949)	$(21,496)	$(28,034)
Earnings per share data:					
Net loss per common share:					
Continuing operations:					
Basic and diluted:					
Loss per share before extraordinary items and accounting change	$ (0.22)	$ (0.40)	$ (0.08)	$ (1.14)	$ (0.98)
Extraordinary items	—	—	(0.03)	(0.29)	—
Accounting change	—	—	(0.02)	—	—
Discontinued operations:	$ (0.22)	$ (0.40)	$ (0.13)	$ (1.43)	$ (0.98)
Basic and diluted	—	—	—	(0.01)	(0.03)
Net loss per common share:					
Basic and diluted	$ (0.22)	$ (0.40)	$ (0.13)	$ (1.44)	$ (1.01)
Basic and diluted weighted average shares	6,329	7,108	7,189	14,980	27,891
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 793	$ 186	$ 2,509	$ 12,168	$ 4,599
Working capital	702	2,138	12,009	45,087	26,854
Total assets	12,237	19,191	59,473	116,230	83,777
Total debt, including common stock put warrants	4,475	11,394	35,062	7,387	9,255
Redeemable preferred stock	4,462	4,875	10,960	—	—
Total stockholders' equity (deficit)	(4,513)	(920)	(3,004)	73,675	51,697

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

Cautionary Notice Regarding Forward-Looking Statements

This report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements regarding our expected financial position and operating results, our business strategy and our financing plans are forward-looking statements. These statements can sometimes be identified by our use of forward-looking words such as "believe," "project," "may," "will," "anticipate," "estimate," "expect," or "intend." Known and unknown risks, uncertainties and other factors could cause our actual results to differ materially from those contemplated by these statements. Such risks and uncertainties include, but are not limited to, general economic conditions, demand for outsourced wireless network services, competition in the wireless services industry, the Company's ability to manage its operations effectively, the Company's ability to maintain and increase revenues while controlling costs, the Company's ability to retain its customers and attract new business, fluctuations in quarterly operating results, and other uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings. The section entitled "Risk Factors" in Item 1 of this Form 10-K, discusses some additional important factors that could cause the Company's actual results to differ materially from those in such forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no obligation to update any of the forward-looking statements after the filing of this Form 10-K to conform such statements to actual results or to changes in our expectations.

The following discussion should be read in conjunction with our financial statements and the related notes and other financial information appearing elsewhere in this Form 10-K.

Overview

We provide comprehensive integrated network solutions to all sectors of the global wireless telecommunications industry. This comprehensive end-to-end solution enables us to address the current and emerging network infrastructure requirements of our customers. These solutions enable our customers to plan, design, deploy and maintain their wireless networks. We also offer business planning and consulting services to wireless telecommunications industry participants.

We have built our business through both internal growth and acquisitions. During the past few years, we acquired certain strategically positioned companies in order to create an integrated telecommunications services company with depth and expertise in wireless and wireline technologies and a broad geographical presence. All of our acquisitions have been accounted for under the purchase method of accounting. Aggregate goodwill for all of our acquisitions from 1997 to 2001 is approximately $44.2 million, which has generally been amortized on a straight-line basis over 5 to 10 years, the expected period of benefit.

We generally offer our network planning, design and deployment services on either a fixed-price or a time-and-materials basis, with scheduled deadlines for completion times, that is, on a time-certain basis. Revenue on time and materials contracts is recognized as services are rendered. We recognize revenues for our fixed-price contracts using the percentage-of-completion method. Under the percentage-of-completion method, in each period we recognize expenses as they are incurred, and we recognize revenue based on a comparison of the current costs incurred for the project to the then estimated total costs of the project.

Accordingly, the revenue we recognize in a given quarter depends primarily on the costs we have incurred for individual projects and our then current estimate of the total remaining costs to complete individual projects. These estimates are reviewed on a contract-by-contract basis, and are revised periodically throughout the life of the contract such that adjustments to the results of operations relating to these revisions are reflected in the period of revision. Our estimated costs for a project are based on many factors. Accordingly, the final project's cost may vary from the original estimate. Certain project costs can vary significantly from original estimates, which may lead to significant fluctuations in actual gross margin compared to projected margins. If in any period we significantly increase our estimate of the total costs to complete a project, we may recognize very little or no additional revenue with respect to that project. As a result, gross margins in such period and in future periods may be significantly reduced, and in some cases, a loss may be required to be recognized. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. In 2001, revenues from our fixed-price contracts accounted for approximately 75% of our total revenues. Our contracts are typically structured with milestone events that dictate the timing of payments to us from our customers. Accordingly, there may be a significant delay between the date we record revenue and the date we receive payment from our customers. During our planning process, we divide projects into deliverables, which enables us to better understand the costs associated with each of the components and minimizes the risks of exceeding our initial estimates.

Our customers include wireless carriers, equipment vendors, tower companies, and broadband carriers. We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. For the year ended December 31, 2001, we derived 12% of revenues from Nextel. Our top five customers represented approximately 41% of our revenues during 2001. Our business was obtained from multiple departments within the organization. The volume of work performed for specific customers is likely to vary from period to period, and a major customer in one period may not use our services in a subsequent period.

Due to the recent downturn in the financial markets in general, and specifically within the telecommunications industry, many of our customers are having trouble obtaining necessary capital resources which are required to fund the expansion of their businesses (e.g., telecom network deployments and upgrades). The current volatility of the financial markets and economic slowdown in the U.S. and internationally has also intensified the uncertainty experienced by many of our customers, who are finding it increasingly difficult to predict demand for their products and services. As a result, many of our customers may continue to slow and postpone the deployment of new wireless networks and the development of new technologies and products, which may continue to reduce the demand for our services. Some of our customers have recently cancelled or suspended their contracts with us and many of our customers or potential customers have postponed entering into new contracts for our services. Also due to the difficult financing and economic conditions, some of our customers may not be able to pay us for services that we have already performed.

Our contract revenues receivables have decreased significantly in absolute dollars from $44.6 million at December 31, 2000 to $24.8 million at December 31, 2001. This reflects a concerted effort to reduce the balance of outstanding receivables. This has resulted in a reduction of our days sales outstanding (DSO's), from 88 days at December 31, 2000 to 79 days at December 31, 2001. Our costs and estimated earnings in excess of billings on uncompleted contracts increased from $14.1 million at December 31, 2000 to $15.5 million at December 31, 2001. This represented an increase from 28 days to 45 days. The increase in 2001 represents a delay in billing certain large projects at December 31, 2001 as billing milestones had not been achieved. Also contributing to the decrease in contract revenues receivables for 2001 is a provision of $2.4 million related to one of our customers which is experiencing significant financial hardship and recently filed for bankruptcy protection under the Federal Bankruptcy Code. Due to the customer's financial hardship, we believed that the outstanding receivable had a high degree of collectibility risk. Thus, we established a provision for the entire balance outstanding at year-end and recognized additional bad debt expenses of $2.4 million for fiscal 2001, which thereby increased our reported loss.

Our cost of revenues includes direct materials, compensation and benefits, living and travel expenses, payments to third-party sub-contractors and other direct project-related expenses, in addition to allocations of indirect overhead. Cost of revenues excludes down-time for direct compensation and benefits and training not required for a specific job. As of December 31, 2001, we had 468 employees working on contracted projects.

Selling, general and administrative expenses include compensation and benefits, facilities expenses and other expenses not related directly to projects. All unassigned employees and related costs are charged to selling general and administrative expenses along with training costs associated with new hires.

Depreciation and amortization expenses include depreciation on our furniture, fixtures and equipment and amortization related to our acquisitions.

Interest expense is primarily related to interest on notes payable to related parties and our bank facility. It also includes adjustments to the valuation of the interest rate swap agreement.

Prior to our initial public offering in August 2000, we granted options to certain of our employees at exercise prices below our initial public offering price of $12.00 per share, which resulted in a total future compensation expense of approximately $1.9 million to be recognized over the vesting periods of the options. A majority of the aggregate expense amount has been recognized over the past two fiscal years. Of this aggregate amount, approximately $523,000 was expensed in fiscal 2000 and approximately $761,000 was expensed in fiscal 2001.

Restructuring

During the first quarter of 2001, we initiated a restructuring plan to streamline our operations and reduce our cost structure. As part of the restructuring plan, which consisted primarily of a workforce reduction, closure of certain offices and the consolidation of certain facilities, we incurred restructuring charges totaling approximately $1.1 million. During 2001, we paid approximately $734,000 in costs related to this restructuring.

Workforce reduction has been the main focus of our restructuring. Our employee headcount has declined from 770 employees at December 31, 2000 to 573 employees at December 31, 2001 and to 475 as of March 15, 2002. The reductions have taken place in all sectors of our operations and at all levels of staff including management, with the goal of maintaining our percentage of billable employees. During 2001, we charged approximately $124,000 to expense for severance and other termination benefits related to this workforce reduction. The majority of these benefits were paid during three months ended March 31, 2001.

In addition we have closed several of our regional offices including our offices in Scottsdale, AZ, Memphis, TN, Dallas, TX, and Greenville, SC. Costs related to remaining office and equipment leases for these offices are included in our restructuring reserve.

Some of our contracts with our customers include billing milestones, whereby the client is not invoiced until certain milestones are reached. However, we recognize revenue under the percentage-of-completion method of accounting. If a contract is terminated by a customer or modified before a milestone is reached, we generally will be required to renegotiate the terms of payment for work performed but not yet billed. Due to the circumstances surrounding such cancellations or modifications and the financial condition of the related customers, the amount we ultimately collect from such customers may be, and often is, discounted from the amount we have previously recorded in unbilled accounts receivable and revenue. Because we are not able to reduce our costs as fast as our revenues may decline, our costs as a percentage of revenues may increase and, correspondingly, our net earnings may decline disproportionately to any decreases in revenues. We have experienced this challenge particularly with respect to managing our employee base, and this has resulted in underutilization of employees due to the unforeseen reduction in the demand for our services during fiscal 2001. In response to these factors and the lack of visibility and uncertain market conditions, we have taken steps and are continuing to take steps to reduce our level of expenditures.

Discontinued Operations

In March 2001, we agreed to sell substantially all of the assets of Specialty Drilling, Inc, a company that was acquired in November 1999 as part of the acquisition of the TWR Group (TWR). The sale of Specialty Drilling, Inc. was completed on April 12, 2001. Pursuant to the Asset Purchase Agreement, substantially all of the assets of Specialty Drilling, Inc. were sold for a purchase price of approximately $640,000. In addition, the purchaser assumed responsibility for accounts payable at the date of sale.

Revenues from Specialty Drilling, Inc. were approximately $170,000 and $1.2 million for the years ended December 31, 2001 and December 31, 2000 respectively. Net loss attributed to Specialty Drilling Inc. was approximately $196,000 and $127,000 for the years ended December 31, 2001 and December 31, 2001, respectively.

Comparison Of Year Ended December 31, 2000 To Year Ended December 31, 2001

Revenues. Our revenues decreased 16%, or $21.8 million, from $139.1 million for the year ended December 31, 2000 to $117.3 million for the year ended December 31, 2001. Offsetting the decrease in internally generated revenues was the contribution of $13.6 million in revenues contributed by the acquisition of Young & Associates, Inc. which occurred in January 2001. The decrease was primarily attributable to the overall decline in network construction activity and the continued reduction or delay of capital expenditures by some of our customers, particularly equipment manufacturers, during fiscal year 2001, which may continue in future fiscal periods.

Cost Of Revenues. Our cost of revenues decreased 6% from $98.7 million, or 71% of revenues, for the year ended December 31, 2000 to $92.4 million, or 79% of revenues, for the year ended December 31, 2001. Gross margin decreased to 21% for the year ended December 31, 2001 from 29% for the year ended December 31, 2000 due to increased competition, pricing pressure along with lower margins achieved in our construction and installation businesses, and a larger portion of total revenue being generated by the lower margin construction activities.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased from $27.1 million, or 20% of revenues, for the year ended December 31, 2000 to $34.4 million, or 29% of revenues, for the year ended December 31, 2001. The increase in selling, general and administrative expenses in absolute dollars primarily reflects an increase in costs associated with the integration of our acquisitions, reduced utilization of employees due to delays and reduction in contracts, and increased expenses associated with being a public company. Also contributing to the increase in selling, general and administrative expenses for 2001 is a provision of $2.4 million in contract revenues receivables related to one of our customers which is experiencing significant financial hardship and recently filed for protection under the Federal Bankruptcy Code. Due to the customer's financial hardship, we believed that the outstanding receivable had a high degree of collectibility risk. Thus, we established a provision for the entire balance outstanding at year-end.

Depreciation and Amortization. Depreciation and amortization increased 83% from $4.1 million for the year ended December 31, 2000 to $7.5 million for the year ended December 31, 2001 due primarily to our acquisitions along with increased capital expenditures to support our existing business.

Goodwill Write-down. As a result of our continuing assessment of the recoverability of its intangible goodwill assets during the quarter ended September 30, 2001, we reduced the carrying value of goodwill related to the assets of specific business units recording a goodwill write-down of $4.8 million. We continue to monitor the performance of our acquisitions and, due to the change in the economic environment in the telecommunications sector, further reductions to previously recorded goodwill related to certain acquisitions may be required if future operating cash flows for previously acquired operations are not achieved.

Interest Expense. Interest expense is primarily related to interest on our credit facility and notes payable to related parties. It also includes adjustments to the valuation of the interest rate swap agreement. Interest expense decreased 49% from $3.8 million for the year ended December 31, 2000 to $2.0 million for the year ended December 31, 2001. As a percentage of revenues, interest expense declined to approximately 1.7% for the year ended December 31, 2001 from approximately 2.8% for the year ended December 31, 2000. The decrease in absolute dollars relates to a reduction in average debt outstanding under our bank line of credit in 2001 as compared to 2000.

Other Income (Expense). For the year ended December 31, 2000, other expense was $13.1 million as compared to $806,000 of other income for the year ended December 31, 2001. The expense for the year ended December 31, 2000 primarily represented a one-time increase in the fair value of put warrants. The put provision of the common stock put warrants expired upon completion of our initial public offering in August 2000. Other income for the year ended December 31, 2001 consisted primarily of interest income from our note receivable with South Carolina Phone LLC. For more information regarding our contractual relationship with South Carolina Phone LLC, please see Note 11 to the Financial Statements included in this report.

Income Taxes. For the year ended December 31, 2000, we had an income tax expense of $3.1 million as compared to $2.6 million income tax expense for the year ended December 31, 2001. At December 31, 2001, we had net operating loss carryforwards for U.S. Federal income tax purposes of approximately $14.5 million that are available to offset future taxable income, if any, through 2001. Due to the uncertainty of our ability to recognize the entire tax benefit, we established an offsetting provision for the tax benefit recorded.

Extraordinary Items. For the year ended December 31, 2000, we reported an extraordinary loss of $4.3 million, net of income tax benefit of $2.2 million. This extraordinary loss resulted from the extinguishment of indebtedness in connection with our initial public offering. Approximately $2.6 million of this represents the amount of the then unaccreted discount on our senior subordinated notes that was expensed upon the early repayment of the notes with proceeds from the initial public offering. The remaining $1.7 million of this loss related to the write-offs of the then remaining capitalized loan costs relating to loans repaid. For the year ended December 31, 2001, we had no extraordinary items.

Net Loss. Our net loss increased from $15.3 million for the year ended December 31, 2000 to $28.0 million for the year ended December 31, 2001. This increase in net loss for the year ended December 31, 2001 is attributable to reduced revenues during 2001, together with lower gross margin rates due, in part, to lower utilization of employees arising from the reduction or delay of projects by some of our customers, pricing pressures and a change in the mix of services to lower margin services. Also contributing to the 2001 net loss were higher selling, general and administrative costs. The net loss for the year ended December 31, 2000 is attributable primarily to the $13.7 million non-cash charge as described above in "Other Income(Expense)" section.

Comparison Of Year Ended December 31, 1999 To Year Ended December 31, 2000

Revenues. Our revenues increased 186%, or $90.5 million, from $48.6 million for the year ended December 31, 1999 to $139.1 million for the year ended December 31, 2000. The increase was primarily attributable to growth in existing business from new contracts with the most significant growth being in our design and deployment services. The increase in revenues attributable to internal growth amounted to approximately $51.9 million. The remaining portion of the increase in revenues is attributable to our acquisitions of TWR Telecom, Inc. and McKenzie Telecommunications Group, Inc., both of which were completed in November 1999 and the acquisitions of Communication Consulting Services, Inc., Wireless Sites Development, Inc., and HAF Limited during 2000.

Cost Of Revenues. Our cost of revenues increased 177% from $35.6 million, or 73% of revenues, for the year ended December 31, 1999 to $98.7 million, or 71% of revenues, for the year ended December 31, 2000, primarily due to the increase in the number of contracts associated with our acquisitions. Costs also increased significantly due to increased staffing costs to support the growth in existing businesses. Gross margin increased to 29% for the year ended December 31, 2000 from 27% for the year ended December 31, 1999 due to higher margin contracts from our acquisitions, along with a shift in the mix of services to higher margin services.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased from $9.8 million, or 20% of revenues, for the year ended December 31, 1999 to $27.1 million, or 20% of revenues, for the year ended December 31, 2000. The increase in selling, general and administrative expenses in absolute dollars primarily reflects an increase in costs associated with our acquisitions along with increased executive, administration and systems personnel.

Depreciation And Amortization. Depreciation and amortization increased 93% from $2.1 million for the year ended December 31, 1999 to $4.1 million for the year ended December 31, 2000 due primarily to our acquisitions along with increased capital expenditures to support growth in our existing business. It also reflects a policy change to amortize all goodwill from acquisitions in 2000 and future years over a 5-year life. Goodwill on all acquisitions prior to 2000 was amortized over a 10-year life.

Interest Expense. Interest expense increased 64% from $2.3 million for the year ended December 31, 1999 to $3.8 million for the year ended December 31, 2000. As a percentage of revenues, interest expense declined to approximately 2.8% for the year ended December 31, 2000 from approximately 4.8% for the year ended December 31, 1999. The increase in absolute dollars is due to higher utilization of our bank line of credit for acquisition purposes and working capital needs prior to our initial public offering.

Other Income (Expense). For the year ended December 31, 1999, other income was $102,000 as compared to $13.1 million of other expense for the year ended December 31, 2000. The expense for the year ended December 31, 2000, represented a one-time increase in the fair value of put warrants. The put provision of the common stock put warrants expired upon completion of the initial public offering.

Income Taxes. For the year ended December 31, 1999, we had an income tax benefit of $1.2 million as compared to an income tax expense of $3.1 million for the year ended December 31, 2000. The benefit for 1999 was primarily attributable to the decrease in the valuation allowance and recognition of deferred tax benefits. At December 31, 2000, we had a net operating loss carry-forward of $5.2 million, which gives rise to substantially all of our gross deferred tax asset. Certain limitations exist on the usage of the net operating loss.

Extraordinary Items. For the year ended December 31, 1999 we reported an extraordinary loss of $256,000, net of income tax benefit of $171,000. The extraordinary loss resulted from the extinguishment of indebtedness in connection with the refinancing of our credit facility. For the year ended December 31, 2000, we reported an extraordinary loss of $6.4 million, net of income tax benefit of $130,000. This extraordinary loss resulted from the extinguishment of indebtedness in connection with our initial public offering. Approximately $2.6 million of this represents the amount of the then unaccreted discount on our senior subordinated notes that was expensed upon the early repayment of the notes with proceeds from the initial public offering. The remaining $1.7 million of this loss related to the write-offs of the then remaining capitalized loan costs relating to loans repaid.

In addition, for the year ended December 31, 1999, we recorded an expense of $121,000 relating to the effect of changing our accounting method for organization costs from deferral to expensing these costs as incurred.

Net Loss. Our net loss increased from $317,000 for the year ended December 31, 1999 to $15.3 million for the year ended December 31, 2000. This increase in net loss for the year ended December 31, 2000 is attributable to the $13.7 million non-cash charge as described above in "Other Income (Expense)" and the extraordinary items as discussed above in "Extraordinary Items".

Liquidity And Capital Resources

Net Cash Used in Operating Activities

As of December 31, 2001, we had available cash of approximately $4.6 million. Since our inception, we have primarily financed our operations through commercial bank borrowings, the issuance of subordinated notes, and the sale of preferred and common stock. Net cash provided by and used in operations is primarily derived from our contracts in process and changes in working capital. Net cash provided by operations was approximately $3.0 million for the year ended December 31, 2001, while net cash used in operations was approximately $10.5 million for the year ended December 31, 2000.

Net Cash Used in Investing Activities

Net cash used in investing activities was approximately $11.7 million for the year ended December 31, 2001, and $7.0 million for the year ended December 31, 2000. Investing activities consist primarily of acquisitions, as well as capital expenditures to support our operations. Approximately $11.5 million of investing activities related to net cash paid for acquisitions for the year ended December 31, 2001.

Net Cash Provided by Financing Activities

Net cash provided by financing activities for the year ended December 31, 2001 was approximately $1.9 million. This consisted primarily of $12.4 million borrowed under our revolving credit agreement, offset by repayment of $8.0 million borrowed under our revolving credit agreement, and various notes paid of approximately $2.5 million. Net cash provided by financing activities for the year ended December 31, 2000 was approximately $28.8 million. This consisted primarily of $62.7 million received as net proceeds from the issuance of common stock in the initial public offering, $19.0 million borrowed under our revolving credit agreement, offset by repayment of $31.3 million borrowed under our revolving credit agreement, $13 million for repayment of our senior subordinated notes and $7.9 million to redeem our Series D preferred stock.

Contractual Obligations and Commercial Commitments

The following summarizes our future contractual obligations and commercial commitments for the period ending December 31, 2001 (in thousands of dollars):

	Payments Due by Period				
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-Term Debt	$ 8,620	$1,279	$7,341	$ —	$—
Capital Lease Obligations	635	451	158	26	—
Operating Leases	4,336	2,357	1,753	226	—
Other Long-Term Obligations	489	489	—	—	—
Total Contractual Cash Obligations	$14,080	$4,576	$9,252	$252	$—

Our only commercial commitment for the period ending December 31, 2001 represented our credit facility which is included above in our long-term debt contractual obligations balance. At December 31, 2001, we had capacity to borrow up to an additional $4.4 million under the credit facility and at that date we had $7.3 million in outstanding borrowings. The credit facility is due June 30, 2003. For more information regarding the credit facility, please see "Credit Facility" below and Notes 9 and 15 to the Financial Statements included in this report.

Cash Requirements

Our cash requirements through the end of fiscal year 2002 are primarily to fund operations, capital expenditures, cash restructuring outlays, and debt service requirements.

Sources of Cash

We currently fund our operations with available cash, cash equivalents and our credit facility. Due to significant cost reduction steps taken in 2001 and continuing efforts to further reduce expenses to reflect diminished revenue opportunity, we presently believe that we have sufficient cash and cash equivalents to fund operations for at least the next twelve months, assuming continued access to our credit facility.

To the extent we are unable to achieve our operating performance targets during 2002, we may need to raise additional capital. Additional financing may not be available when needed on terms and conditions favorable to us or at all. If adequate funds are not available or are not available on acceptable terms and conditions, we may be unable to fund our ongoing operations. In addition, our inability to obtain cash may damage our customers' perceptions of us and our management team and inhibit our ability to sell our services to a customer base which values financial strength and stability.

Our credit facility requires that we maintain specified levels of earnings (loss) before income taxes, depreciation and amortization (EBITDA) and our borrowing base is dependent upon the amount of our Eligible Receivables. If we fail to achieve our budgeted revenues and margins and/or experience any significant write-offs, we could be in violation of the covenants of our credit facility in the future. Based on our current cash and cash equivalents, we would not have sufficient resources to repay our indebtedness under the credit facility.

We had net liquidity of approximately $9.0 million on December 31, 2001, resulting from cash and cash equivalents of $4.6 million and availability under our credit facility of $4.4 million. As of December 31, 2001, we had an outstanding balance of $7.3 million under our credit facility.

Credit facility

Effective March 22, 2002 we amended our syndicated credit agreement with Wachovia Bank, N.A as agent and reduced the amount available under the credit facility from the lesser of (a) $15.0 million or (b) a pre-defined borrowing based determined by Eligible Receivables to the lesser of (a) $13.0 million or (b) a pre-defined borrowing based determined by Eligible Receivables. The Eligible Receivables balance excludes certain accounts receivable from EBITDA covenant calculations. Accordingly, our ability to borrow under the facility is contingent upon gross receivables, based on a pre-defined borrowing base. The credit facility's maturity was shortened from November 1, 2004 to June 30, 2003, and it bears interest based on LIBOR plus a margin of up to 3.75%.

The line of credit is secured by substantially all of our business assets, is guaranteed by our subsidiaries and is senior to approximately $1.9 million of subordinated indebtedness. The terms of the credit agreement include several covenants and restrictions including but not limited to those discussed herein. The terms of the credit agreement require maintenance of specified levels of earnings (loss) before income taxes, depreciation, and amortization (EBITDA). If we fail to achieve our budgeted revenues and margins and/or experience any significant write-offs, we could be in violation of the covenants of our credit facility in the future. In addition, we are required to provide the lenders with periodic budgets, financial statements and periodic reports and filings. Additionally, we are restricted in the amount of payments to holders of seller notes. The covenants also limit our ability to sell our assets outside the ordinary course of business, merge with or acquire other businesses. In addition, we are limited in capital expenditures that can be incurred during a given period. If we continue to experience significant losses, we could be in violation of the covenants in our credit facility in the future. At December 31, 2001, we had capacity to borrow up to an additional $4.4 million under the credit facility and at that date we had $7.3 million in outstanding borrowings. The interest rate was 7% at December 31, 2001.

Management believes that an adequate amount of gross receivables exist to provide sufficient availability under the credit facility to satisfy our cash requirements for 2002. As of December 31, 2001 and as of the date of filing this report, to the best of its current knowledge, management believes the Company is in compliance with all outstanding financial and operational covenants.

Critical Accounting Policies and Significant Estimates

Factors that could affect our future operating results and cause actual results to vary materially from expectations include, but are not limited to, lower than anticipated growth from existing customers, an inability to attract new customers, an inability to successfully integrate acquisitions, technology changes, or a decline in the financial stability of our customers.

Negative developments in these or other risk factors could have a material adverse effect on our financial position and results of operations.

A summary of our critical accounting policies follows:

We offer our network planning, design and deployment services on either a fixed price or a time and materials basis, with scheduled deadlines for completion times. Revenue on time and materials contracts is recognized as services are rendered. Revenue on fixed price contracts is recognized using the percentage-of-completion method. Under the percentage-of-completion method, in each period expenses are recognized as incurred and revenue is recognized based on a comparison of the current costs incurred for the project to the then estimated total costs of the project. Accordingly, the revenues recognized in a given quarter depend on the costs incurred for individual projects and the estimate of the total remaining costs to complete individual projects. These estimates are reviewed on a contract-by-contract basis, and are revised periodically throughout the life of the contract such that adjustments to the results of operations relating to these revisions are reflected in the period of revision. Estimated costs to complete a project are based on many factors. Accordingly, the final project cost may vary from the original estimate. Certain project costs can vary significantly from original estimates which may lead to significant fluctuations in actual gross margin compared to projected margins. As a result, gross margins in future periods may be significantly reduced, and in some cases, a loss may be required to be recognized. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

We are required to estimate the collectibility of our trade receivables. A considerable amount of judgment is required in assessing the ultimate realization of these receivables including the current credit-worthiness of each customer. Significant changes in required reserves have been recorded in recent periods and may occur in the future due to the current market environment in the telecommunications industry.

We are required to state our inventories at the lower of cost or market. In assessing the ultimate realization of inventories, we are required to make judgments as to future demand requirements and compare that with the current or committed inventory levels. We have recorded changes in required reserves in recent periods due to changes in strategic direction, such as discontinuances of product lines as well as changes in market conditions due to changes in demand requirements. It is possible that changes in required inventory reserves may continue to occur in the future due to the current market conditions.

During the first quarter of 2001, we initiated a restructuring plan. See further discussion at "Restructuring" section. In conjunction with that restructuring plan, we established a restructuring reserve to account for the estimated costs related to the restructuring plan. These costs primarily related to operating leases and employee health and medical claims. As of December 31, 2001, remaining costs provided for in the restructuring reserve totaled $366,000. We believe that this remaining estimated balance is appropriate to cover future obligations associated with the restructuring.

We currently have significant deferred tax assets, which are subject to periodic recoverability assessments. Realization of our deferred tax assets is principally dependent upon our achievement of projected future taxable income. Our judgments regarding future profitability may change due to future market conditions, our ability to improve our results of operations and other factors. Due to the uncertainty of our ability to recognize the entire tax benefit, we established an offsetting provision for the tax benefit recorded.

We are subject to proceedings, lawsuits and other claims related to environmental, labor, product and other matters. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies are made after careful analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

During 2001, we acquired Young & Associates, Inc. See Note 2 to the Financial Statements included with this report. In conjunction with the acquisition, we were required to estimate the fair value of assets and liabilities acquired based on industry conditions, historical experience, and evaluation of events subsequent to the acquisition. We believe that the estimated purchased balances approximate fair market value; however, it is possible that future events will require changes to these fair value estimates.

We have significant intangible assets related to goodwill and other acquired intangibles. The determination of related estimated useful lives and whether or not these assets are impaired involves significant judgments. Changes in strategy and/or market conditions could significantly impact these judgments and require adjustments to recorded asset balances. We assess the recoverability of its intangible goodwill assets by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting our average cost of funds.

We have related party transactions with members of our Board of Directors, senior management, and employees. See Notes 2, 8, 11, and 13 to the Financial Statements included herein. These transactions include issuances of debt and loans, execution of operating leases to the Company, and potential earn-out payments. We believe that the terms of the above transactions with related parties are comparable to similar transactions among unrelated parties.

Interest Rate Risk

We are exposed to market risk from changes in foreign currency exchange rates, interest rates and equity prices that could affect our results of operations and financial condition. We manage our exposure to these market risks through our regular operating and financing activities and, when deemed appropriate, hedge these risks through the use of derivative financial instruments. We use the term hedge to mean a strategy designed to manage risks of volatility in prices or rate movements on certain assets, liabilities or anticipated transactions and by creating a relationship in which gains or losses on derivative instruments are expected to counterbalance the losses or gains on the assets, liabilities or anticipated transactions exposed to such market risks. We use derivative financial instruments as risk management tools and not for trading or speculative purposes. In addition, derivative financial instruments are entered into with major financial institutions in order to manage our exposure to nonperformance on such instruments. Our risk management objective is to minimize the effects of volatility on our cash flows by identifying the recognized assets and liabilities or forecasted transactions exposed to these risks and appropriately hedging them with either forward contracts or, to a lesser extent, option contracts, swap derivatives or by embedding terms into certain contracts that affect the ultimate amount of cash flows under the contract. We generally do not hedge our credit risk on customer receivables.

We use a combination of financial instruments, including variable-rate debt instruments and, to a lesser extent, interest rate swaps to manage the interest rate mix of our total debt portfolio and related cash flows. To manage this mix in a cost-effective manner, we may, from time to time, enter into interest rate swap agreements in which we agree to exchange various combinations of fixed and/or variable interest rates based on agreed-upon notional amounts.

The Company has entered into an interest rate swap agreement with its senior lender in accordance with its loan agreement, which has been classified as a cash flow hedge. The interest rate swap agreement allows us to swap interest rate payments from a floating rate tied to LIBOR to a fixed interest payment of 7.25% on a notional principal of $12.5 million and will be in effect until January 2003. Changes in the fair value of the interest rate swap agreement are recognized in other comprehensive income or loss until such point that the interest rate swap no longer qualifies for hedge accounting, at which point, the gain (loss) reported is reported as a component of interest expense. During the year ended December 31, 2001, the Company recorded other comprehensive income of $114,000 related to the net change in value of the effective portion of its interest rate swap agreement. The fair value of the interest rate swap agreement was approximately $380,000 and $674,000 at December 31, 2000 and December 31, 2001, respectively.

Recent Developments

On February 26, 2002, the Company announced that it has entered into a nonbinding letter of intent with Baran Group, Ltd. ("Baran"), a diversified engineering services and construction firm based in Tel Aviv, Israel.

Pursuant to the transaction envisioned under the letter of intent, Baran will acquire 100% of the issued and outstanding capital stock of the Company in exchange for approximately 1.858 million Baran ordinary shares, representing 19% of the outstanding Baran ordinary shares, and $7.6 million in cash. Under the terms of the letter of intent, each of the Company's shareholders would receive approximately .060934 Baran shares and $.25 for each share of the Company's stock that they hold. The closing of the acquisition is subject to the execution of a definitive merger agreement, the approval of the Company's shareholders and certain other customary conditions. The parties intend to enter into a definitive merger agreement as soon as practicable. In connection with the transaction, Baran intends to list its shares on the NASDAQ National Market.

If, while the letter of intent is in effect, the Company breaches certain exclusivity obligations or accepts another acquisition proposal, Baran will be entitled to receive a termination fee of $2 million. In addition, the Company's acceptance of an alternative acquisition proposal will result in Baran obtaining an option to purchase up to 5,559,609 shares of the Company's common stock at an exercise price of $0.90 per share.

Recent Accounting Pronouncements

In June 2001, FASB issued Statement of Financial Accounting Standards No. 141, "Business Combinations" (SFAS 141"), which is effective for all business combinations initiated after June 30, 2001. SFAS 141 requires companies to account for all business combinations using the purchase method of accounting, recognize intangible assets if certain criteria are met, as well as provide additional disclosures regarding business combinations and allocation of purchase price. The Company adopted SFAS 141 as of July 1, 2001. The adoption of SFAS 141 did not have a material effect on the financial position or results of the operations of the Company.

In June 2001, FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which requires non-amortization of goodwill and intangible assets that have indefinite useful lives and annual tests of impairment of those assets. SFAS 142 also provides specific guidance about how to determine and measure goodwill and intangible asset impairment, and requires additional disclosure of information about goodwill and other intangible assets. The provisions of this statement are required to be applied starting with fiscal years beginning after December 15, 2001 and applied to all goodwill and other intangible assets recognized in its financial statements at that date. Goodwill and intangible assets acquired after June 30, 2001 will be subject to the non-amortization provisions of the statement. The Company will adopt SFAS 142 beginning January 1, 2002 upon which time the Company will cease amortizing goodwill in accordance with the guidelines set forth in the standard.

In August 2001, FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. Companies are required to adopt SFAS 143 in the first fiscal year beginning after June 15, 2002. Adoption of SFAS 143 is not currently expected to have a material impact on our results of operations.

In October 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets which supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of and the accounting and reporting provisions of Accounting Principles Board ("APB") Opinion No. 30, Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions for the disposal of a segment of a business. SFAS 144 retains many of the fundamental provisions of SFAS 121, but resolves certain implementation issues associated with that Statement. SFAS 144 will be effective for the Company beginning January 1, 2002. The Company is evaluating the effects of this new accounting standard, however the Company does not anticipate any material effect on its financial statements.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk.*

The Company engages in activities that expose it to various market risks, including the effects of a change in interest rates. This financial exposure is managed as an integral part of the Company's risk management program, which seeks to reduce the potentially adverse effect that the volatility for the markets may have on operating results. The Company does not use derivative financial instruments for trading purposes. The Company currently maintains an interest rate swap, to minimize significant, unanticipated earnings fluctuations caused by volatility in interest rates. The Company assesses, both at inception and on an ongoing basis, whether the interest rate swap is highly effective in offsetting changes in cash flows of the hedged items. For more information regarding the Company's interest rate swap agreement, please see Note 9 to the Financial Statements included in this report.

At December 31, 2001, we had notes payable to affiliated parties (the "Notes") of approximately $1.3 million with interest payable at a rate equal to 9.5% per annum, which rate shall be adjusted on July 31 and December 31 of each year the Notes remain outstanding to a rate equal to the most recently announced by Citibank, N.A., in the Wall Street Journal as its prime rate of interest.

We temporarily invest our excess cash in money market funds. Changes in interest rates would not significantly affect the fair value of these cash investments.

Item 8. ***Financial Statements and Supplementary Data.***

The following financial statements are filed with this Amendment No. 1 to Form 10-K beginning on page F-1:

Independent Auditors' Report

Consolidated Balance Sheets — December 31, 2000 and 2001

Consolidated Statements of Operations — Years ended December 31, 1999, 2000 and 2001

Consolidated Statements of Stockholders' Equity — Years ended December 31, 1999, 2000 and 2001

Consolidated Statements of Cash Flows — Years ended December 31, 1999, 2000 and 2001

Notes to Consolidated Financial Statements

Schedule II — Consolidated Valuation and Qualifying Accounts

Quarterly Operating Results

The following tables present unaudited quarterly results, in dollars and as a percentage of net revenue, for the eight quarters covering our two most recently completed fiscal years reported in the financial statements and notes thereto included in this report. We believe this information reflects all adjustments necessary for a fair presentation of such information in accordance with generally accepted accounting principles. Prior to becoming a public company, we did not prepare financial statements on a quarterly basis. Accordingly, revenue reported through June 30, 2000 using the percentage-of-completion method was based on actual or estimated total contract costs available at the end of 1999 and June 30, 2000, respectively, as opposed to estimates at the end of each quarter. For the quarter ended December 31, 2000, revenues from fixed-price contracts were reported based upon estimates of the total costs to complete the contract made during and at the end of the quarter. As a result of the above, future operating results may fluctuate more from quarter to quarter than those shown below. In addition, it may not be meaningful to compare results of operations for future quarters to those for quarters prior to June 30, 2000 and the results for any quarter are not necessarily indicative of results for any future period.

	Quarter Ended (In thousands)							
	March 31, 2000	June 30, 2000	Sep. 30, 2000	Dec. 31, 2000	March 31, 2001	June 30, 2001	Sep. 30, 2001	Dec. 31, 2001
Statements of Operations Data:								
Revenues	$ 26,224	$30,419	$37,011	$45,440	$30,338	$27,828	$28,176	$30,994
Cost of revenues	18,465	21,740	26,170	32,330	24,241	22,221	21,542	24,432
Gross profit	7,759	8,679	10,841	13,110	6,097	5,607	6,634	6,562
SG&A expenses	4,594	5,845	7,242	9,468	9,526	7,469	8,024	9,355
Operating (loss) income	2,285	1,808	2,591	2,468	(6,478)	(3,809)	(8,796)	(4,392)
Total other (expense) income	(14,772)	(1,290)	(639)	(279)	(173)	(80)	(573)	(329)
(Loss) income before income tax	(12,487)	518	1,952	2,189	(6,651)	(3,889)	(9,369)	(4,721)
Income tax (benefit) expense	519	250	1,908	422	—	—	—	2,620
Extraordinary items	—	—	(4,294)	—	—	—	—	—
Net (loss) income	(13,048)	256	(4,223)	1,667	(7,435)	(3,889)	(9,369)	(7,341)
Net (loss) income per common share:								
Basic	$ (1.88)	$ (0.03)	$ (0.56)	$ 0.06	$ (0.27)	$ (0.14)	$ (0.34)	$ (0.26)
Diluted	$ (1.88)	$ (0.03)	$ (0.56)	$ 0.05	$ (0.27)	$ (0.14)	$ (0.34)	$ (0.26)
As a Percentage of Revenues:								
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	70.5%	71.4%	70.6%	71.3%	79.9%	79.9%	76.5%	78.8%
Gross profit (loss)	29.5%	28.6%	29.4%	28.7%	20.1%	20.1%	23.5%	21.2%
SG&A expenses	17.5%	19.3%	19.5%	20.9%	31.4%	26.8%	28.5%	30.2%
Operating (loss) income	8.7%	5.9%	7.0%	5.4%	(21.4)%	(13.7)%	(31.2)%	(14.2)%
Total other (expense) income	(56.3)%	(4.2)%	(1.7)%	(0.6)%	(0.6)%	(0.3)%	(2.0)%	(1.1)%
Income (loss) before income tax	(49.6)%	0.9%	0.1%	3.9%	(21.9)%	(14.0)%	(33.3)%	(15.2)%
Income tax (benefit) expense	2.0%	0.8%	5.2%	0.9%	—	—	—	8.5%
Extraordinary items	—	—	—	(11.6)%	—	—	—	—
Net (loss) income	(49.8)%	0.8%	(11.4)%	3.7%	(24.5)%	(14.0)%	(33.3)%	(23.7)%

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.*

There has been no occurrence requiring a response to this Item.

PART III

Item 10. *Directors and Executive Officers of the Registrant.*

The information relating to directors and executive officers of the Company contained in the Company's definitive proxy statement to be delivered to shareholders in connection with the 2002 Annual Meeting of Shareholders scheduled to be held May 21, 2002 is incorporated herein by reference.

Item 11. *Executive Compensation.*

The information relating to executive compensation contained in the Company's definitive proxy statement to be delivered to shareholders in connection with the 2002 Annual Meeting of Shareholders scheduled to be held May 21, 2002 is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management.*

The information relating to security ownership of certain beneficial owners and management contained in the Company's definitive proxy statement to be delivered to shareholders in connection with the 2002 Annual Meeting of Shareholders scheduled to be held May 21, 2002 is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions.*

The information relating to related party transactions contained in the registrant's definitive proxy statement to be delivered to shareholders in connection with the 2002 Annual Meeting of Shareholders scheduled to be held May 21, 2002 is incorporated herein by reference.

Item 14. *Exhibits, Financial Statement Schedules and Reports on Form 8-K.*

(a) *Financial Statements.*

The following financial statements and accountants' reports have been filed as Item 8 in Part II of this Report and are included beginning on page F-1:

Independent Auditors' Report

Consolidated Balance Sheets — December 31, 2000 and 2001

Consolidated Statements of Operations — Years ended December 31, 1999, 2000, and 2001

Consolidated Statements of Stockholders' Equity — Years ended December 31, 1999, 2000, and 2001

Consolidated Statements of Cash Flows — Years ended December 31, 1999, 2000 and 2001

Notes to Consolidated Financial Statements

(b) *Financial Statement Schedule.*

Financial Statement Schedule II — Schedule of Consolidated Valuation and Qualifying Accounts.

(c) *Exhibits.*

The following exhibits are filed with or incorporated by reference into this report. The exhibits which are denominated by an asterisk (*) were previously filed as a part of, and are hereby incorporated by reference from either (i) a Registration Statement on Form S-1 for the Registrant, Registration No. 333-36678 (referred to as "S-1"), (ii) the Registrant's Quarterly Report on Form 10-Q for the quarter ended

September 30, 2000 ("2000 10-Q"), (iii) the Registrant's Current Report on Form 8-K as filed on January 17, 2001 ("8-K"), (iv) the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000 ("2000 10-K"), and (v) the Registrant's quarterly report on Form 10-Q for the quarter ended September 30, 2001 ("2001 10-Q"). Except as otherwise indicated, the exhibit number corresponds to the exhibit number in the referenced document.

Exhibit Number	Description of Exhibit
2.1*	— Stock Purchase Agreement, dated August 20, 1999, by and among o2wireless Solutions, Clear Communications Group, Inc., George A. Jackson and the TWR Family of Companies, LLC for the purchase and sale of all of the issued and outstanding capital stock of TWR Telecom, Inc. and Specialty Drilling, Inc., as amended. (Exhibit 2.2 to S-1)
2.2*	— Asset Purchase Agreement dated, November 1, 1999, by and among o2wireless Solutions (formerly Clear Holdings, Inc.), Clear Communications Group, Inc., McKenzie Telecommunications Group, Inc. and Rhonda McKenzie for the purchase and sale of substantially all of the assets of McKenzie Telecommunications Group, Inc. (Exhibit 2.3 to S-1)
2.3*	— Stock Purchase Agreement, dated as of June 15, 2000, by and among o2wireless Solutions, Clear Communications Group, Inc., Communication Consulting Services, Inc. and John J. Meyer and Clyde C. Smith for the purchase and sale of all of the issued and outstanding capital stock of Communication Consulting Services, Inc. (Exhibit 2.4 to S-1)
2.4*	— Stock Purchase Agreement, dated January 2, 2001, by and among o2wireless Solutions, Inc., o2wireless, Inc. and Jeffrey D. Young for the purchase and sale of all of the issued and outstanding capital stock of Young & Associates, Inc. (8-K)
3.1*	— Second Amended and Restated Articles of Incorporation of o2wireless Solutions filed and effective August 18, 2000. (2000 10-K)
3.2*	— Amended and Restated Bylaws of o2wireless Solutions effective as of August 15, 2000. (2000 10-K)
4.1*	— Specimen Common Stock Certificate. (S-1)
4.2	— See Exhibits 3.1 and 3.2 for provisions of the Second Amended and Restated Articles of Incorporation, as amended, and Bylaws of o2wireless Solutions defining rights of the holders of the common stock of o2wireless Solutions
4.3*	— Amended and Restated Credit Agreement, dated September 29, 2000, by and among o2wireless, Inc. (formerly Clear Communications Group, Inc.), o2wireless Solutions (formerly Clear Holdings, Inc.), TWR Telecom, Inc., TWR Lighting, Inc., Rooker Tower Company, Clear Program Management, Inc., Specialty Drilling, Inc., Cellular Technology International, Inc., Communications Development Systems, Inc., Clear Tower Corporation, ISDC, Inc., Communications Consulting Services, Inc. and various lenders and Wachovia Bank, N.A. (10-Q)
4.3.1*	— Second Amendment dated October 2, 2001, to Amended and Restated Credit Agreement by and among o2wireless, Inc., the Company, certain subsidiaries and various lenders and Wachovia Bank, N.A. (2001 10-Q)
4.3.2	— Third Amendment, dated March 22, 2002, to Amended and Restated Credit Agreement by and among o2wireless, Inc., the Company, certain subsidiaries and various lenders and Wachovia Bank, N.A.
4.4*	— Note and Equity Purchase Agreement, dated November 1, 1999, as amended, by and among Clear Communications Group, Inc., o2wireless Solutions (formerly Clear Holdings, Inc.), TWR Telecom, Inc., TWR Lighting, Inc., Rooker Tower Company, Clear Program Management, Inc., Specialty Drilling, Inc., Cellular Technology International, Inc., Communications Development Systems, Inc., Clear Tower Corporation, ISDC, Inc., and American Capital Strategies, Ltd. (Exhibit No. 4.10 to S-1)
4.5*	— Form of Common Stock Purchase Warrant, dated November 1, 1999, issued to American Capital Strategies, Ltd. by o2wireless Solutions (formerly Clear Holdings, Inc.). (Exhibit No. 4.11 to S-1)

Exhibit Number	Description of Exhibit
10.1*	— 1998 Stock Option Plan, as amended. (S-1)
10.2*	— Form of Incentive Stock Option Agreement pursuant to the 1998 Stock Option Plan, as amended. (S-1)
10.3*	— Registration Rights Agreement, dated November 1, 1999, by and among Stratford Capital Partners, L.P., Stratford Equity Partners, L.P., RJB Management Company, Inc., DFW Capital Partners, L.P., Lisa Roumell, Mark Rosenthal, Donald DeMuth, Mark Malick, Andrew Roscoe, Hofe Family Limited Partnership, Clear Investors, LLC, Stephen F. Johnston, Sr. and o2wireless Solutions (formerly Clear Holdings, Inc.). (Exhibit No. 10.5 to S-1)
10.4*	— Registration Rights Agreement dated November 1, 1999 by and among Clear Communications Group, Inc., o2wireless Solutions (formerly Clear Holdings, Inc.), TWR Telecom, Inc., TWR Lighting, Inc., Rooker Tower Company, Clear Program Management, Inc., Specialty Drilling, Inc., Cellular Technology International, Inc., Communications Development Systems, Inc., Clear Tower Corporation, ISDC, Inc., and American Capital Strategies, Ltd. (included as Article 11 to Exhibit 4.4).
10.5	— Employment Agreement, dated June 27, 2001 by and between Murray Swanson, President and Chief Executive Officer and the Company.
10.6	— Employment Agreement, dated January 7, 2002 by and between Ronald Webster, Chief Financial Officer and the Company.
21.1	— List of Subsidiaries.
23.1	— Consent of KPMG LLP with respect to the consolidated financial statements of o2wireless Solutions, Inc. and subsidiaries.

(d) *Reports on Form 8-K.* No reports on Form 8-K were filed during the quarter ended December 31, 2001.

SIGNATURES

In accordance with the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, in the City of Atlanta, State of Georgia on March 29, 2002.

O2WIRELESS SOLUTIONS, INC.

By: /s/ MURRAY L. SWANSON

Murray L. Swanson
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ANDREW D. ROSCOE Andrew D. Roscoe	Chairman of the Board and Director	March 29, 2002
/s/ MURRAY L. SWANSON Murray L. Swanson	President and Chief Executive Officer (Principal Executive Officer)	March 29, 2002
/s/ WILLIAM J. LOUGHMAN William J. Loughman	Executive Vice President and Chief Operating Officer	March 29, 2002
/s/ RONALD D. WEBSTER Ronald D. Webster	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 29, 2002
/s/ DONALD F. DEMUTH Donald F. DeMuth	Director	March 29, 2002
/s/ JOHN G. FARMER, JR. John G. Farmer, Jr.	Director	March 29, 2002
/s/ STEPHEN F. JOHNSTON, SR. Stephen F. Johnston, Sr.	Director	March 29, 2002
/s/ DARIN R. WINN Darin R. Winn	Director	March 29, 2002

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
4.3.2	— Third Amendment, dated March 22, 2002, to Amended and Restated Credit Agreement by and among o2wireless, Inc., the Company, certain subsidiaries and various lenders and Wachovia Bank, N.A.
10.5	— Employment Agreement, dated June 27, 2001 by and between Murray Swanson, President and Chief Executive Officer and the Company.
10.6	— Employment Agreement, dated January 7, 2002 by and between Ronald Webster, Chief Financial Officer and the Company.
21.1	— List of Subsidiaries.
23.1	— Consent of KPMG LLP with respect to the consolidated financial statements of o2wireless Solutions, Inc. and subsidiaries.

(This page intentionally left blank)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
o2wireless Solutions, Inc.:

We have audited the accompanying consolidated balance sheets of o2wireless Solutions, Inc. and subsidiaries (the "Company") as of December 31, 2000 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule as of December 31, 2000 and 2001 and for the years in the three-year period ended December 31, 2001 as listed in the accompanying index. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of o2wireless Solutions, Inc. and subsidiaries as of December 31, 2000 and 2001 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein, as of December 31, 2000 and 2001, and for the years in the three-year period ended December 31, 2001.

/s/ KPMG LLP

Atlanta, Georgia
March 25, 2002

O2WIRELESS SOLUTIONS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2000 and 2001

	2000	2001
	(In thousands, except share and per share data)	
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 12,168	$ 4,599
Contract revenues receivable, net of allowance for doubtful accounts of $806 and $3,356 at December 31, 2000 and 2001, respectively	50,740	24,833
Costs and estimated earnings in excess of billings on uncompleted contracts	14,137	15,456
Inventories, net of obsolescence reserve of $321 and $446 at December 31, 2000 and 2001, respectively	2,904	3,434
Deferred income taxes	343	—
Other current assets	1,024	2,413
Net assets of discontinued operations	861	—
Total Current Assets	82,177	50,735
Property and equipment, net of accumulated depreciation of $2,643 and $3,961 at December 31, 2000 and 2001, respectively	4,282	3,977
Intangible assets, net	27,258	28,887
Deferred income taxes	2,277	—
Other assets	236	178
	$116,230	$83,777
LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Affiliate notes payable, current portion	$ 2,126	$ 1,279
Current portion of other indebtedness	176	451
Accrued earn-out	1,650	1,650
Accounts payable	20,013	9,580
Accrued expenses	9,377	9,409
Billing in excess of costs and estimated earnings on uncompleted contracts	3,748	1,137
Other current liabilities	—	375
Total Current Liabilities	37,090	23,881
Affiliate notes payable, less current portion	1,626	23
Other long-term indebtedness, less current portion	3,459	7,502
Other long-term liability	380	674
Total Liabilities	42,555	32,080
Redeemable preferred stock:		
Class A redeemable convertible preferred stock, $.01 par value; 100,000 shares authorized; no shares issued or outstanding	—	—
Series C redeemable convertible preferred stock, no par value; 75,000 shares authorized; no shares issued or outstanding	—	—
Series D senior redeemable preferred stock, no par value; 100,000 shares authorized; no shares issued or outstanding	—	—
	—	—
Stockholders' equity:		
Serial preferred stock, no par value, 10,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $.0001 par value 100,000,000 shares authorized; 27,242,021 and 27,937,737 shares issued and outstanding at December 31, 2000, and December 31, 2001, respectively	3	3
Additional paid-in capital	96,571	101,823
Deferred stock compensation	(1,286)	(368)
Accumulated other comprehensive loss	—	(114)
Accumulated deficit	(21,613)	(49,647)
Total stockholders' equity	73,675	51,697
	$116,230	$83,777

See accompanying notes to consolidated financial statements

O2WIRELESS SOLUTIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 1999, 2000 and 2001

	1999	2000	2001
	(In thousands, except share and per share data)		
Revenues	$ 48,631	$ 139,094	$ 117,336
Operating expenses:			
Cost of revenues	35,611	98,705	92,436
Selling, general, and administrative expenses	9,825	27,149	34,374
Warrant dispute reserve	—	—	641
Restructuring charge	—	—	1,100
Depreciation and amortization	2,120	4,088	7,458
Goodwill write-down	—	—	4,802
Operating income (loss)	1,075	9,152	(23,475)
Other income (expense):			
Interest income	20	274	641
Interest expense	(2,343)	(3,845)	(1,961)
Increase in fair value of put warrants	—	(13,681)	—
Other	82	272	165
Loss from continuing operations before taxes, extraordinary items and cumulative effect of change in accounting principle	(1,166)	(7,828)	(24,630)
Income tax (benefit) expense	(1,226)	3,099	2,620
Income (loss) from continuing operations before extraordinary items and cumulative effect of change in accounting principle	60	(10,927)	(27,250)
Discontinued operations:			
Loss from discontinued operations net of tax	—	(127)	(196)
Loss on disposal of discontinued operations	—	—	(588)
Income (loss) before extraordinary items and cumulative effect of change in accounting principle	60	(11,054)	(28,034)
Extraordinary item — loss on extinguishment of indebtedness, net of income tax benefit of $171 in 1999 and $2,212 in 2000	(256)	(4,294)	—
Loss before cumulative effect of change in accounting principle	(196)	(15,348)	(28,034)
Cumulative effect of change from deferral of organization costs to expensing costs as incurred	(121)	—	—
Net loss	(317)	(15,348)	(28,034)
Preferred stock dividends and accretion of discount on redeemable preferred stock	(632)	(6,148)	—
Net loss applicable to common stockholders	$ (949)	$ (21,496)	$ (28,034)
Earnings per share data:			
Net loss per common share:			
Continuing operations:			
Basic and diluted:			
Loss per share before extraordinary items and accounting change	$ (0.08)	$ (1.14)	$ (0.98)
Extraordinary items	(0.03)	(0.29)	—
Accounting change	(0.02)	—	—
	$ (0.13)	$ (1.43)	$ (0.98)
Discontinued operations:			
Basic and diluted	—	(0.01)	(0.03)
Net loss per common share:			
Basic and diluted	$ (0.13)	$ (1.44)	$ (1.01)
Weighted-average common shares outstanding:			
Basic and diluted	7,188,700	14,980,193	27,890,678

See accompanying notes to consolidated financial statements

O2WIRELESS SOLUTIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 1999, 2000 and 2001

	Common Stock Shares	Common Stock Amount	Series B Convertible Preferred Stock	Additional Paid-In Capital	Deferred Stock Compensation	Accumulated Deficit	Other Comprehensive Loss	Total Stockholders' Equity
			(In thousands, except share data)					
Balance at December 31, 1998	7,188,700	—	$1,550	$ 3,477	—	$ (5,948)	—	$ (921)
Exercise of employee stock options	530	—	—	1	—	—	—	1
Class A redeemable convertible preferred stock dividend	—	—	—	(347)	—	—	—	(347)
Conversion of Series B convertible preferred stock to notes payable	—	—	(1,550)	—	—	—	—	(1,550)
Series C convertible preferred stock dividend	—	—	—	(88)	—	—	—	(88)
Accretion of discount on Class A redeemable convertible preferred stock	—	—	—	(78)	—	—	—	(78)
Accretion of discount on Series D redeemable preferred stock	—	—	—	(119)	—	—	—	(119)
Issuance of warrants for loan guarantees	—	—	—	415	—	—	—	415
Net loss	—	—	—	—	—	(317)	—	(317)
Balance at December 31, 1999	7,189,230	—	—	3,261	—	(6,265)	—	(3,004)
Exercise of employee stock options	1,015,364	—	—	926	—	—	—	926
Expiration of fair value put feature upon initial public offering	4,532,735	1	—	22,712	—	—	—	22,713
Class A redeemable convertible preferred stock dividend	—	—	—	(172)	—	—	—	(172)
Series C convertible preferred stock dividend	—	—	—	(92)	—	—	—	(92)
Series D redeemable preferred stock dividend	—	—	—	(615)	—	—	—	(615)
Accretion of discount on Class A redeemable convertible preferred stock	—	—	—	(382)	—	—	—	(382)
Unaccreted discount on Series D redeemable convertible preferred stock upon redemption	—	—	—	(4,887)	—	—	—	(4,887)
Conversion of Series A into Common Stock	5,575,116	1	—	5,766	—	—	—	5,767
Conversion of Series C into Common Stock	2,990,328	—	—	3,093	—	—	—	3,093
Initial public offering of common stock, net	5,798,623	1	—	62,742	—	—	—	62,743
Deferred stock compensation related to stock option grants	—	—	—	1,809	(1,809)	—	—	—
Amortization of stock compensation	—	—	—	—	523	—	—	523
Issuance of common stock for acquisitions	140,625	—	—	805	—	—	—	805
Tax benefit on disqualified disposition of stock options	—	—	—	1,605	—	—	—	1,605
Net loss	—	—	—	—	—	(15,348)	—	(15,348)
Balance at December 31, 2000	27,242,021	3	—	96,571	(1,286)	(21,613)	—	73,675
Exercise of employee stock options	8,480	—	—	18	—	—	—	18
Issuance of common stock for acquisitions	687,236	—	—	5,391	—	—	—	5,391
Forfeiture of stock options	—	—	—	(157)	157	—	—	—
Amortization of stock compensation	—	—	—	—	761	—	—	761
Comprehensive Loss:								
Unrealized loss on interest rate swap agreement	—	—	—	—	—	—	(114)	(114)
Net loss	—	—	—	—	—	(28,034)	—	(28,034)
Total Comprehensive loss		—						(28,148)
Balance at December 31, 2001	27,937,737	$3	—	$101,823	$ (368)	$(49,647)	$(114)	$ 51,697

See accompanying notes to consolidated financial statements

O2WIRELESS SOLUTIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 1999, 2000 and 2001

	1999	2000	2001
		(In thousands)	
Cash flows from operating activities:			
Net loss from continuing operations	$ (317)	$(15,221)	$(27,250)
Adjustments to reconcile net loss from continuing operations to net cash used in continuing operating activities:			
Depreciation and amortization	2,120	4,088	7,458
Goodwill write-off	—	—	4,802
(Gain) loss on disposal of fixed assets	—	104	(143)
Accretion of loan discount	94	358	—
Amortization of deferred stock-based compensation	—	523	761
Increase in fair value of common stock put warrants	—	13,681	—
Deferred income tax (benefit) expense	(1,239)	2,809	2,620
Extraordinary loss — Loss on extinguishment of indebtedness	256	4,294	—
Non-cash interest expense relating to warrants issuances	415	—	—
Write off of organization costs	121	—	—
Changes in operating assets and liabilities:			
Contract revenues receivable	(9,852)	(29,234)	22,002
Costs and estimated earnings in excess of billings on uncompleted contracts	(3,016)	(8,433)	(1,306)
Inventories	21	(1,765)	(530)
Other current assets	(92)	(539)	4,833
Other assets	(64)	335	59
Accounts payable	4,490	10,068	(10,461)
Accrued expenses	112	5,263	2,252
Billings in excess of cost and estimated earnings on uncompleted contracts	715	2,828	(2,611)
Other long term liability	—	380	555
Net cash (used in) provided by continuing operating activities	(6,236)	(10,461)	3,043
Discontinued operations:			
Loss from discontinued operations	—	(127)	(196)
Loss on disposal of discontinued operations	—	—	(588)
Adjustment to reconcile loss from discontinued operations to net cash used in discontinued operations	—	52	—
Net cash used in discontinued operating activities	—	(75)	(784)
Net cash (used in) provided by operating activities	(6,236)	(10,536)	2,259

O2WIRELESS SOLUTIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	1999	2000	2001
		(In thousands)	
Cash flows used in investing activities:			
Purchase of property and equipment	(1,469)	(1,631)	(1,116)
Proceeds from fixed asset disposals	—	70	240
Cash paid for acquisitions, net of cash acquired	(9,834)	(5,471)	(11,471)
Proceeds from disposal of discontinued operations	—	—	640
Net cash used in investing activities	(11,303)	(7,032)	(11,707)
Cash flows from financing activities:			
Net proceeds from issuance of common stock	—	62,742	18
Restricted cash held in escrow	(1,616)	1,616	—
Repayment of notes payable converted from Series B preferred stock	(1,550)	—	—
Preferred stock dividends	(1)	(331)	—
Exercise of stock options and warrants	1	926	—
Repayment of various notes payable	(4,434)	(2,875)	(2,533)
Proceeds from (repayment of) Fleet Facility, net	(9,750)	—	—
Proceeds from borrowing under Wachovia Facility	15,242	19,012	12,442
Repayment of borrowings under Wachovia Facility	—	(31,329)	(8,048)
Repayment of preferred stock	—	(7,918)	—
Issuance of Series C convertible preferred stock	2,961	—	—
Issuance of Series D redeemable preferred stock and warrants	7,197	—	—
Issuance (repayment) of Tranche A notes and warrants	13,000	(13,000)	—
Payment of loan costs for refinancing	(2,803)	—	—
Net cash provided by financing activities	18,247	28,843	1,879
Net (decrease) increase in cash and cash equivalents	708	11,275	(7,569)
Cash and cash equivalents at beginning of period	185	893	12,168
Cash and cash equivalents at end of period	$ 893	$ 12,168	$ 4,599
Supplemental disclosure of cash flow information:			
Cash paid during the period for interest	$ 2,066	$ 3,467	$ 1,961
Non cash investing and financing activities:			
Conversion of Series B preferred stock to notes payable	$ 1,550	$ —	$ —
Expiration of fair value put feature upon initial public offering	$ —	$ 22,712	$ —
Conversion of preferred stock to common stock	$ —	$ 8,859	$ —

See accompanying notes to consolidated financial statements

1. Summary of Significant Accounting Policies and Procedures

(a) Business and Basis of Presentation

o2wireless Solutions, Inc. and subsidiaries (formerly Clear Holdings, Inc. and subsidiaries) — (the "Company") is headquartered in Atlanta, Georgia. The Company provides comprehensive integrated network solutions to all sectors of the global wireless telecommunications industry. This comprehensive end-to-end solution enables the Company to address the current and emerging network infrastructure requirements of their customers. These solutions enable its customers to plan, design, deploy and maintain their wireless networks. The Company also offers business planning and consulting services to wireless telecommunications industry participants.

The telecommunications market is characterized by significant risks as a result of changes in economic conditions, changes in technology, outsourcing of telecommunications networks, consolidation of equipment vendors and other significant factors. The Company's ability to manage future expansion, personnel levels and third-party subcontractors is critical to achieving profitability. Changes in technology, economic conditions or the loss of one or more of the Company's key customers, among other factors, could have a material adverse effect on the Company's financial position and results of operations. The consolidated financial statements include the financial statements of o2wireless Solutions, Inc. and its wholly owned subsidiaries from the respective dates of acquisition. All significant inter-company accounts or balances have been eliminated in consolidation.

The Company is working to manage its cash by actively controlling expenses and pursuing additional sources of revenue. For instance, the Company has substantially reduced overhead costs through reduction in employment levels and began efforts to consolidate its physical locations in the first quarter of 2001. In addition, the Company has completed the sale of a non-core business unit, Specialty Drilling, Inc. Based on these actions and the Company's current strategic business plan, management believes the Company's existing liquidity and capital resources will be sufficient to satisfy its cash requirements for the next 12 months. There are no assurances that such actions will ensure cash sufficiency through fiscal 2002 and beyond. The Company may consider additional options, which include, but are not limited to, forming strategic partnerships or alliances, selling other assets or business units, or obtaining additional financing.

(b) Contract Revenue and Cost Recognition

The Company offers its network planning, design and deployment services on either a fixed price or a time and materials basis, with scheduled deadlines for completion times. Revenue on time and materials contracts is recognized as services are rendered. Revenue on fixed price contracts is recognized using the percentage-of-completion method. Under the percentage-of-completion method, in each period expenses are recognized as incurred and revenue is recognized based on a comparison of the current costs incurred for the project to the then estimated total costs of the project. Accordingly, the revenues recognized in a given period depend on the costs incurred for individual projects and the estimate of the total remaining costs to complete individual projects. These estimates are reviewed on a contract-by-contract basis, and are revised periodically throughout the life of the contract such that adjustments to the results of operations relating to these revisions are reflected in the period of revision. Estimated costs to complete a project are based on many factors. Accordingly, the final project cost may vary from the original estimate. Certain project costs can vary significantly from original estimates which may lead to significant fluctuations in actual gross margin compared to projected margins. As a result, gross margins in future periods may be significantly reduced, and in some cases, a loss may be required to be recognized. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. For the year ended December 31, 2001, revenues from fixed-price contracts accounted for approximately 75% of total revenues.

Contract costs include all direct materials, compensation and benefits, living and travel expenses, payments to third-party sub-contractors and other direct project-related expenses, in addition to allocations of indirect overhead. Cost of revenues excludes down-time for direct compensation and benefits and training not required for a specific job. Selling, general and administrative costs are charged to expense as incurred.

Costs and estimated earnings in excess of billings on uncompleted contracts, represents revenues recognized in excess of amounts billed. Billings in excess of costs and estimated earnings on uncompleted contracts represents billings in excess of revenues recognized.

(c) Cash Equivalents

The Company considers all highly liquid financial instruments with original maturities of three months or less to be cash equivalents.

(d) Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the average cost method for all inventories. The inventories are primarily composed of raw materials for use in the manufacture of tower lighting systems.

(e) Property and Equipment

Property and equipment are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the assets. Significant additions which extend lives are capitalized. Normal maintenance and repair costs are expensed as incurred.

(f) Goodwill

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, has been amortized on a straight-line basis over the expected period of benefit, ranging from 5-10 years. The Company assesses the recoverability of its intangible goodwill assets by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. As a result of the assessment carried out at September 30, 2001, the Company reduced the carrying value of goodwill related to the assets of specific business units, recording a goodwill write-down of $4.8 million.

(g) Other Intangible Assets

Other intangible assets represent wireless tower design rights, which are amortized on a straight-line basis primarily over five years.

(h) Derivative Financial Instruments

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Effective January 1, 2001, the Company adopted SFAS No. 133 which requires that all derivatives be recognized on the balance sheet at their fair value.

The Company engages in activities that expose it to various market risks, including the effects of changes in interest rates. This financial exposure is managed as an integral part of the Company's risk management program, which seeks to reduce the potentially adverse effect that the volatility in market interest rates may have on operating results. The Company currently maintains an interest rate swap agreement, to minimize significant, unanticipated earnings fluctuations caused by volatility in interest rates. The Company assesses, both at inception and on an ongoing basis, whether the interest rate swap agreement is highly effective in offsetting changes in cash flows of the hedged items.

(i) Organization Costs

Effective January 1, 1999, the Company adopted the American Institute of Certified Public Accountants Statement of Position 98-5, *Reporting on the Costs of Start-up Activities* ("SOP 98-5"), which requires that start-up costs be expensed as incurred.

Adoption of SOP 98-5 required the write-off of $121,000 in 1999, related to previously capitalized and unamortized organization costs.

(j) Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair values of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(k) Income Taxes

The Company uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(l) Stock Option Plans

The Company accounts for its stock option plans in accordance with the provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"). SFAS No. 123 encourages companies to recognize as expense over the vesting period the fair value of all stock-based awards on the grant date. Alternatively, SFAS No. 123 allows entities to apply the provisions of Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees, ("APB No. 25") and related FIN No. 44, and provide pro forma net earnings and pro forma earnings per share disclosures as if the fair-value-based method defined in SFAS No. 123 had been applied. In accordance with APB No. 25, and related interpretations, compensation expense is generally only recorded to the extent that the market price of the underlying stock at the date of grant exceeds the exercise price. The Company has elected to apply the provisions of APB No. 25 and provide the pro forma disclosures required by SFAS No. 123.

(m) Earnings (Loss) Per Share

The Company calculates earnings (loss) per share in accordance with SFAS No. 128, Earnings Per Share. Under SFAS No. 128, basic earnings (loss) per share is determined by dividing net earnings (loss) applicable to common stockholders by the weighted average common shares outstanding during the period.

Diluted earnings (loss) per share reflects the effects of potentially dilutive securities and other common stock equivalents. Due to losses applicable to common stockholders, potentially dilutive securities and other common stock equivalents are not included in the computation of diluted per share amounts as the effects would be anti-dilutive. Potential weighted average shares of common stock excluded from the computation of diluted per share amounts because their effects would be anti-dilutive approximated 17,452,000, 11,893,000, and 4,734,000 for the years ended December 31, 1999, 2000, and 2001.

(n) Common Stock Put Warrants

Common stock put warrants issued by the Company allowed the holders to sell back to the Company at fair value any stock purchased under the warrants at various dates in accordance with the respective agreements, subject to a maximum redeemable value of approximately $22.7 million. Accordingly, the warrants were considered liabilities and recorded at fair value in the accompanying consolidated balance sheets. The fair value of the warrants was determined using the Black-Scholes pricing model. Any changes in fair value of the liability during the period were recorded as components of the results of operations. The put feature on all common stock put warrants expired during 2000. Accordingly, the liability was reclassified to stockholders' equity.

(o) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet date and revenues and expenses during the reporting period to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ significantly from those estimates.

(p) Comprehensive Income (Loss)

On January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, *Reporting Comprehensive Income* ("SFAS No. 130"). SFAS No. 130 establishes standards for reporting and presentation of comprehensive income or loss and its components in a full set of financial statements. Comprehensive income or loss consists of net income or loss and all other gains and losses that are excluded from net income by current accounting standards, and is presented in the statement of stockholders' equity. SFAS No. 130 requires only additional disclosures in the financial statements and does not affect the Company's financial position or results of operations. As discussed in Note 9(c) "Interest rate swap agreements", the Company recorded other comprehensive income of $114,000 during 2001 related to a change in value of the effective portion of its interest rate swap agreement. The Company had no other comprehensive income for the years ended December 31, 2000 or 2001.

(q) Fair Value of Financial Instruments

SFAS No. 107, *Disclosure About Fair Value of Financial Instruments,* requires that fair values be disclosed for the Company's financial instruments. The carrying amounts of cash, accounts receivable, accounts payable and accrued expenses, approximate fair value due to the short-term nature of these instruments. The carrying amounts reported for the Company's line of credit and notes payable to banks approximate their fair value because the underlying instruments bear interest at rates and terms comparable to current terms offered to the Company for instruments of similar risk. The fair values of affiliate notes payable are not estimable due to their related party nature.

(r) Segment Reporting

SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information,* establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas, and major customers. An operating segment is defined as a component of an enterprise that engages in business activities from which it may earn revenues and incur expenses, and about which separate financial information is regularly evaluated by the chief operating decision maker in deciding how to allocate resources. The Company operates and manages its business as a single segment.

(s) New Accounting Pronouncements

In June 2001, FASB issued Statement of Financial Accounting Standards No. 141, "Business Combinations" (SFAS 141"), which is effective for all business combinations initiated after June 30, 2001. SFAS 141 requires companies to account for all business combinations using the purchase method of accounting, recognize intangible assets if certain criteria are met, as well as provide additional disclosures regarding business combinations and allocation of purchase price. The Company adopted SFAS 141 as of July 1, 2001. The adoption of SFAS 141 did not have a material effect on the financial position or results of the operations of the Company.

In June 2001, FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which requires non-amortization of goodwill and intangible assets that have indefinite useful lives and annual tests of impairment of those assets. SFAS 142 also provides specific guidance about how to determine and measure goodwill and intangible asset impairment, and requires additional disclosure of information about goodwill and other intangible assets. The provisions of this statement are required to be applied starting with fiscal years beginning after December 15, 2001 and applied to all goodwill and other intangible assets recognized in its financial statements at that date. Goodwill and intangible assets acquired after June 30, 2001 will be subject to the non-amortization provisions of the statement. The Company will adopt SFAS 142 beginning January 1, 2002 upon which time the Company will cease amortizing goodwill in accordance with the guidelines set forth in the standard.

In August 2001, FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. Companies are required to adopt SFAS 143 in the first fiscal year beginning after June 15, 2002. Adoption of SFAS 143 is not currently expected to have a material impact on our results of operations.

In October 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets which supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of and the accounting and reporting provisions of Accounting Principles Board ("APB") Opinion No. 30, Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions for the disposal of a segment of a business. SFAS 144 retains many of the fundamental provisions of SFAS 121, but resolves certain implementation issues associated with that Statement. SFAS 144 will be effective for the Company beginning January 1, 2002. The Company is evaluating the effects of this new accounting standard, however the Company does not anticipate any material effect on its financial statements.

(t) Reclassifications

Certain reclassifications of year-to-date and prior year amounts have been made to conform to current year presentation.

2. Acquisitions

The following is a summary of the details of acquisitions made by the Company over the three year period ending December 31, 2001:

(a) Cell Tech

In January 1999, the Company purchased all of the issued and outstanding shares of Cell Tech, a Charlotte, North Carolina based company, for a total initial purchase price of $1.7 million. The initial purchase price consisted of $1.4 million in cash and $299,000 of acquisition costs. An earn-out payment of up to $5.0 million subject to certain adjustments as defined in the purchase agreement, was required. The Company accrued an additional $4 million of goodwill for this earn-out payment as of December 31, 1999, based on management's estimate of the amount to be paid.

On May 24, 2000 the Company paid $400,000 in cash and issued a promissory note in the amount of $4.1 million to the sellers in settlement of the earn-out and accordingly increased goodwill by $500,000 (note 8). The note bears interest at the prime rate and is payable in eight equal quarterly installments plus interest beginning on July 1, 2000.

The acquisition has been accounted for under the purchase method of accounting and, accordingly, the results of operations have been included since January, 1999.

The fair values of the assets purchased and the liabilities assumed in the Cell Tech acquisition are set forth below: (in thousands of dollars)

Current assets	$2,213
Property and equipment	45
Goodwill	177
Liabilities assumed	(750)
Initial purchase price of Cell Tech	$1,685

(b) TWR Group

In November, 1999, the Company purchased all of the issued and outstanding shares of TWR Group, Houston, a group of Texas based companies, for an initial purchase price of $10.1 million. The initial purchase price consisted of $9.9 million in cash and $181,000 of acquisition costs. An earn-out payment of up to $3.3 million may be required based on the excess of EBITDA of the TWR Group, over $3.5 million if any, for the fiscal year ended December 31, 1999. As of December 31, 2001, the Company, based on management's best estimate, has accrued approximately $1.7 million for the potential earn-out payment, which has been recorded to goodwill. An additional deferred payment of $2.3 million was also accrued as of December 31, 2000, and charged to goodwill. This amount was paid one-third in cash and two-thirds in common stock of the Company, in January 2001. The acquisition has been accounted for under the purchase method of accounting and, accordingly, the results of operations have been included since November 1999.

All future earn-out and additional payments, if any, will be recorded as additional goodwill.

The purchase price was allocated to the assets purchased and the liabilities assumed based upon the fair values determined by the Company as set forth below: (in thousands of dollars)

Current assets	$ 7,263
Property and equipment	2,157
Initial Goodwill	6,286
Liabilities assumed	(5,617)
Initial purchase price of TWR Group	$10,089

(c) MTG

Also in November 1999, the Company purchased substantially all of the assets and liabilities of MTG, a Phoenix, Arizona based company, for an initial purchase price of $269,000. The initial purchase price consisted of $200,000 in cash, and $69,000 of acquisition costs. An earn-out payment based on the excess of fiscal year 2000 EBITDA over a predetermined amount is payable the first year following closing. The earn-out is payable in common stock of the Company. The Company continues to negotiate with the seller but currently estimates that no earn-out will be paid.

The acquisition has been accounted for under the purchase method of accounting and, accordingly, the results of operations have been included since November, 1999.

Any future payments will be recorded as additional goodwill.

The purchase price was allocated to the assets purchased and the liabilities assumed based upon the fair values determined by the Company as set forth below:

Current assets	$ 441
Property and equipment	10
Goodwill	1,557
Liabilities assumed	(1,739)
Initial purchase price of MTG	$ 269

(d) Communication Consulting Services, Inc.

In June 2000, the Company acquired all of the issued and outstanding common stock of Communication Consulting Services, Inc. a Chicago, Illinois based company, ("CCS"), for an initial purchase price of $2.3 million. The initial purchase price consisted of $2.3 million in cash, and $94,000 of acquisition costs.

The acquisition has been accounted for under the purchase method of accounting and, accordingly, the results of operations have been included since June 2000.

The purchase price was allocated to the assets purchased and the liabilities assumed based upon the fair values determined by the Company as set forth below: (in thousand of dollars)

Current assets	$1,114
Property and equipment	67
Goodwill	1,487
Liabilities assumed	(324)
Initial purchase price of CCS	$2,344

(e) Wireless Sites Development, Inc.

In September 2000, the Company purchased substantially all of the assets of Wireless Sites Development, Inc., a New Jersey based company ("WSD"), for a purchase price of $310,000. The purchase price consisted of $50,000 in cash, a note payable for $250,000 (note 6) and $10,000 of acquisition costs.

The acquisition has been accounted for under the purchase method of accounting and, accordingly, the results of operations have been included since September 2000.

The purchase price was allocated to the assets purchased and the liabilities assumed based upon the fair values determined by the Company as set forth below:

Current assets	$ 58
Property and equipment	39
Goodwill	266
Liabilities assumed	(53)
Initial purchase price of WSD	$310

(f) Cardinal Engineering Group

In October 2000, the Company purchased all of the shares of Cardinal Engineering Corporation, a North Carolina based company, for a purchase price of $182,000. The purchase price consisted of $170,000 in cash and $12,000 of acquisition costs.

The acquisition has been accounted for under the purchase method of accounting.

The purchase price was allocated to the assets purchased and the liabilities assumed based upon the fair values determined by the Company as set forth below: (in thousands of dollars)

Goodwill	$182
Purchase price of Cardinal Engineering	$182

(g) HAF Limited

In December 2000, the Company purchased substantially all of the issued and outstanding Share Capital of HAF Limited, a United Kingdom based company, for a purchase price of $4.3 million. The purchase price consisted of $2.9 million in cash, $805,000 in common stock of the Company, a note payable for $450,000 (note 8) and $121,000 of acquisition costs.

The acquisition has been accounted for under the purchase method of accounting and, accordingly, the results of operations have been included since December 2000.

The purchase price was allocated to the assets purchased and the liabilities assumed based upon the fair values determined by the Company as set forth below: (thousands of dollars)

Current assets	$ 389
Goodwill	4,155
Liabilities assumed	(243)
Purchase price of HAF	$4,301

(h) Young & Associates, Inc.

In January 2001, the Company purchased substantially all of the issued and outstanding Share Capital of Young & Associates Inc, a San Diego based company, (Y&A) for a purchase price of $12.2 million. The purchase price consisted of $9.7 million in cash, $2.3 in common stock of the Company, and $194,000 of acquisition costs.

The acquisition has been accounted for under the purchase method of accounting and, accordingly, the results of operations have been included since January 2001.

The purchase price was allocated to the assets purchased and the liabilities assumed based upon the fair values determined by the Company as set forth below: (thousands of dollars)

Current assets	$ 3,201
Property and equipment	41
Initial Goodwill	12,225
Liabilities assumed	(3,257)
Purchase price of Y&A	$12,210

Unaudited pro forma results of operations (in thousands, except per share data) for the years ended December 31, 2000 and 2001, assuming the 2000 and 2001 acquisitions occurred as of January 1, 2000 are as follows: (in thousands of dollars)

	2000	2001
Revenues	$153,541	$117,336
Loss before extraordinary items and cumulative effect of change in accounting principle applicable to common stockholders	(11,432)	(28,034)
Net loss applicable to common stockholders	(21,874)	(28,034)
Net loss per share applicable to common stockholders	$ (1.41)	$ (1.01)

3. Restructuring

During the first quarter of 2001, the Company initiated a restructuring plan to streamline its operations and reduce its cost structure. As part of the restructuring plan, which consisted primarily of a workforce reduction, closure of certain offices and the consolidation of certain facilities, the Company recorded restructuring charges totaling approximately $1.1 million. During the year ended December 31, 2001 approximately $734,000 in costs were paid related to this restructuring.

Workforce reduction was the main focus of the restructuring. Employee headcount has declined from 770 employees at December 31, 2000 to 573 employees at December 31, 2001. Excluding the addition of 53 employees hired in connection with the acquisition of Young & Associates, Inc. in January 2001, this represents a reduction of 250 employees or approximately 30% of the Company's workforce. The reductions took place in all sectors of operations and at all levels of staff including management. The Company recorded approximately $124,000 to expense for severance and other termination benefits related to the workforce reduction.

Additionally, the Company closed several regional offices including our offices in Scottsdale, AZ, Memphis, TN, Dallas TX, and Greenville, SC. Remaining costs provided for in the restructuring reserve totaled $366,000 at December 31, 2001.

4. Discontinued Operations

In March 2001, the Company agreed to sell substantially all of the assets of Specialty Drilling, Inc, a company that was acquired in November 1999 as part of the acquisition of the TWR Group (TWR). The sale of Specialty Drilling, Inc. was completed on April 12, 2001. Pursuant to the Asset Purchase Agreement, substantially all of the assets of Specialty Drilling, Inc. were sold for a purchase price of approximately $640,000. In addition, the purchaser assumed responsibility for accounts payable at the date of sale.

Revenues from Specialty Drilling, Inc. were approximately $170,000 and $1.2 million for the years ended December 31, 2001 and December 31, 2000 respectively. Net loss attributed to Specialty Drilling Inc. was approximately $196,000 and $127,000 for the years ended December 31, 2001 and December 31, 2001, respectively.

The components of net assets of discontinued operations included in the Consolidated Balance Sheet at the time of sale were as follows (in thousands):

Cash	$ 9
Receivables, net	159
Retainage receivable	27
Prepaid expenses	3
Property and equipment, net	669
Accounts Payable	(20)
	$847

5. Contracts in Progress

The Company's costs, earnings, and billings on uncompleted contracts at December 31, 2000 and 2001 are as follows: (in thousands of dollars)

	2000	2001
Costs incurred on uncompleted contracts	$ 71,135	$ 69,547
Estimated earnings	28,939	22,206
Less billings to date	(89,685)	(77,434)
Total	$ 10,389	$ 14,319
Included in the accompanying balance sheets:		
Costs and estimated earnings in excess of billings on uncompleted contracts	$ 14,137	$ 15,456
Billings in excess of costs and estimated earnings on uncompleted contracts	(3,748)	(1,137)
Total	$ 10,389	$ 14,319

6. Property and Equipment

Property and equipment consists of the following at December 31, 2000 and 2001: (in thousands of dollars)

	Depreciable Life in Years	2000	2001
Land	—	$ 117	$ 117
Buildings	40	979	982
Leasehold improvements	4-5	472	669
Vehicles	3-7	1,741	1,620
Furniture, fixtures, and equipment	3-10	3,616	4,550
Total property and equipment		6,925	7,938
Less accumulated depreciation		(2,643)	(3,961)
Net property and equipment		$ 4,282	$ 3,977

7. Intangible Assets

Intangible assets at December 31, 2000 and 2001 consist of the following (in thousands of dollars):

	Estimated Useful Lives in Years	2000	2001
Goodwill, net of accumulated amortization of $4,026 and $9,962 for 2000 and 2001, respectively	5-10	$26,971	$28,749
Tower design rights, net of accumulated amortization of $463 and $613 for 2000 and 2001, respectively	5	287	138
		$27,258	$28,887

As a result of the Company's continuing assessment of the recoverability of its intangible goodwill assets, during the quarter ended September 30, 2001, the Company reduced the carrying value of goodwill related to the assets of specific business units recording a goodwill write-down of $4.8 million. The Company continues to monitor the performance of its acquisitions and, due to the change in the economic environment in the telecommunications sector, further reductions to previously recorded goodwill related to certain acquisitions may be required if future operating cash flows for previously acquired operations are not achieved.

8. Affiliates Notes Payable

Affiliates notes payable consist of the following at December 31, 2000 and 2001: (in thousands of dollars)

	2000	2001
Note payable, resulting from the acquisition of Cell Tech (note 2). The note, which bears interest at the prime rate (4.75% at December 31, 2001), is payable in 8 quarterly installments of $513 plus interest, beginning on July 1, 2000	$3,076	$1,027
Note payable, resulting from the acquisition of Wireless Sites Development Inc., (note 2). The note, which accrued interest at 10.00% was payable in 36 monthly installments of $7 plus interest, beginning on October 1, 2000. The balance outstanding on the note was paid in full in August, 2001	226	—
Note payable, resulting from the acquisition of HAF Limited, (note 2). The note, which bears interest at prime rate plus 2 percent is payable in 12 monthly installments of $23 plus interest beginning on February 1, 2002.	450	275
Total notes payable to affiliates	$3,752	$1,302
Less current portion of notes payable to affiliates	$2,126	$1,279
Long term notes payable to affiliates	$1,626	$ 23

Required principal repayments on the affiliate notes payable are as follows:

Year Ending December 31,	
2002	$1,279
2003	23
	$1,302

9. Other Long-Term Indebtedness

The Company's long-term indebtedness at December 31, 2000 and 2001 is comprised of the following: (in thousands of dollars)

	2000	2001
Bank revolving line of credit(a)	$2,925	$7,318
Notes payable on vehicle and equipment purchases(b)	710	635
Total long-term debt	3,635	7,953
Less current portion of long-term debt	(176)	(451)
Long-term indebtedness	$3,459	$7,502

(a) Bank Credit Facilities

The Company has a credit facility with Wachovia Bank, N.A. the "Wachovia Facility" that was initially composed of the following: (a) a $10.5 million term loan; (b) an $11.5 million revolving working capital facility; and (c) a $3 million acquisition loan facility. At December 31, 1999, $4.7 million was outstanding under the revolving working capital facility. On July 17, 2000 the Company increased its credit facility with Wachovia by $10 million. In August, 2000, the Company repaid all amounts outstanding under the Wachovia Facility with the proceeds from the Company's initial public offering. At that time, the Company wrote off the remaining capitalized loan costs of $2.6 million relating to this facility. This amount was recorded as an extraordinary item. On September 29, 2000 the Company amended the Wachovia Facility. The new facility consisted entirely of a $35 million revolving loan facility. The maximum amount that could be borrowed under the revolving credit facility was limited to a multiple of trailing earnings before income taxes, depreciation and amortization (EBITDA). Accordingly the Company's ability to borrow under this facility was contingent upon EBITDA. All loans are payable in full on November 1, 2004.

Effective October 2, 2001 the Company amended the Wachovia Facility, N.A as agent and reduced the amount available under the facility from $35 million to the lesser of (a) $15 million or (b) a pre-defined borrowing base determined by Eligible Receivables. Accordingly, the Company's ability to borrow under the facility is contingent upon gross receivables, based on a pre-defined borrowing base. The credit facility is due November 1, 2004 and bears interest based on LIBOR plus a margin of up to 3.75%. The interest rate was 7% at December 31, 2001. The line of credit is secured by substantially all of the Company's business assets, is guaranteed by the Company's subsidiaries and is senior to approximately $2.6 million of subordinated indebtedness. The terms of the credit agreement include several covenants and restrictions including but not limited to those discussed herein. The terms of the credit agreement require maintenance of specified levels of earnings (loss) before income taxes, depreciation and amortization (EBITDA). In addition, the Company is required to provide the lenders with periodic budgets, financial statements and periodic reports and filings. Additionally, the Company is restricted in the amount of payments to holders of seller notes. The covenants also limit the Company's ability to sell its assets outside the ordinary course of business, merge with or acquire other businesses. In addition, the Company is limited in capital expenditures that can be incurred during a given period. If the Company continues to experience losses, it could be in violation of the covenants in its credit facility in the future. At December 31, 2001 the Company had capacity to borrow up to $12.9 million under the credit facility and at that date it had $7.3 million in outstanding borrowings. See Note 15 "Subsequent events" for a discussion of the Third Amendment to Credit Agreement.

As of December 31, 2001, the weighted average interest rate was 7%.

(b) Notes Payable

In addition to the credit facilities and affiliate notes payable, the Company also has various notes payable arising from vehicle and equipment purchases. These notes bear interest at varying rates, require monthly installments of principal and interest, and are secured by vehicles and equipment.

The aggregate maturities of the Company's long-term indebtedness are as follows: (in thousands of dollars)

Year Ending December 31,	Notes Payable	Revolving Line of Credit	Total
2002	$451	$ —	$ 451
2003	105	7,318	7,423
2004	54	—	54
2005	25	—	25
Thereafter	—	—	—
Total	$635	$7,318	$7,953

(c) Interest rate swap agreement

The Company has entered into an interest rate swap agreement with its senior lender in accordance with its loan agreement, which has been classified as a cash flow hedge. The interest rate swap agreement allows the Company to swap interest rate payments from a floating rate of LIBOR to a fixed interest payment of

7.25% on a notional principal of $12.5 million and will be in effect until January 2003. Changes in the fair value of the interest rate swap agreement are recognized in other comprehensive income or loss until such point that the interest rate swap no longer qualifies for hedge accounting, at which point, the gain (loss) reported is reported as a component of interest expense.

10. Income Taxes

The Company files a consolidated income tax return with its majority-owned subsidiaries. The components of the income tax provision (benefit) for the three years ended December 31, 1999 through 2001 are as follows:

	Year Ended December 31,		
	1999	2000	2001
Current:			
Federal	$ —	$ —	$ —
State	12	161	—
Foreign	—	—	—
	12	161	—
Deferred:			
Federal	(1,304)	591	2,285
State	(105)	135	335
Foreign	—	—	—
	(1,409)	726	2,620
Total	$(1,397)	$887	$2,620

Income tax expense (benefit) is included in the Consolidated Statement of Operations as follows:

	Year Ended December 31,		
	1999	2000	2001
Continuing operations	$(1,226)	$ 3,099	$2,620
Extraordinary items	(171)	(2,212)	—
Discontinued operations	—	—	—
Total	$(1,397)	$ 887	$2,620

In connection with the Company's initial public offering of common stock in August of 2000, various employees exercised their incentive stock options and disposed of the underlying common stock of the Company prior to the one-year stock holding period as mandated by Internal Revenue Code Section 422(a)(1). As a result, the Company measured the compensation element associated with such disqualifying dispositions of stock and reported such amounts to the employees as income. The resulting income tax deduction available to the Company created a deferred income tax benefit that is properly chargeable to Additional Paid-in Capital in accordance with Accounting Pronouncements Bulletin No. 25.

As a result of the above transaction, the components of deferred income tax expense (benefit) for the year ended December 31, 2000 are presented below:

	Year Ended December 31, 2000
Increase in 2000 net deferred income tax asset	$ (879)
Stock compensation tax benefit credit to Additional Paid-in Capital	1,605
Deferred income tax expense per Consolidated Statement of Operations	$ 726

A reconciliation of the expected income tax expense (benefit) from continuing operations (based on the Federal statutory rate of 34%) to the actual income tax expense (benefit) for the three years ended December 31, 2001 is as follows (in thousands of dollars):

	Year Ended December 31,		
	1999	2000	2001
Computed "expected" tax provision (benefit)	(396)	(2,662)	(8,374)
Nondeductible goodwill amortization and impairment charges	114	523	2,213
Common stock put warrant charges	—	4,651	—
Other nondeductible items	104	389	202
State income taxes, net of Federal benefit	(61)	241	(893)
Change in valuation allowance	(942)	—	9,802
Other, net	(45)	(43)	(330)
Provision (benefit) for income taxes	$(1,226)	$ 3,099	$ 2,620

The income tax effect of temporary differences that give rise to significant portions of the Company's deferred income tax assets and liabilities at December 31, 2000 and 2001 is presented below (in thousands of dollars):

	Year Ended December 31,	
	2000	2001
Deferred income tax assets:		
Net operating loss carryforwards	$1,985	$ 5,667
Allowance for doubtful accounts	79	1,308
Amortization of goodwill	400	1,605
Other, net	417	924
Total gross deferred income tax asset	2,881	9,933
Less: valuation allowance	—	(9,920)
Deferred income tax assets	2,881	13
Deferred income tax liabilities:		
Differences in the book and tax bases of depreciable assets	(86)	(13)
Deferred compensation	(175)	—
Net deferred income tax assets	$2,620	$ —

The valuation allowance for deferred income tax assets as of December 31, 1999, 2000 and 2001 was $0, $0 and $9,920, respectively. The net change in the total valuation allowance for the years ended December 31,

1999, 2000 and 2001 was an increase (decrease) of ($942), $0, and $9,920, respectively. In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be recognized. The ultimate realization of deferred income tax assets is dependent upon the generation of future table income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on these criteria, management has decided to record a full valuation allowance against net deferred income tax assets as of December 31, 2001.

At December 31, 2001, the Company has net operating loss carryforwards for U.S. Federal income tax purposes of approximately $14.5 million that are available to offset future taxable income, if any, through 2021.

11. Commitments and Contingencies

(a) Related Party Leases

During December 1999, the Company entered into an agreement with a member of senior management for the rental of its Northeast regional office. The lease is classified as an operating lease and provides for minimum annual rentals of $129,000 through 2004, with an option for annual extensions. Lease expense incurred under this agreement in 1999, 2000 and 2001 was approximately $11,000, $135,000 and $160,000 respectively.

In November 1999, the Company entered into an agreement with the former owner of an acquired subsidiary for the rental of its Southwest regional office. The lease is classified as an operating lease and provides for annual rentals of up to $192,000 through 2002, with an option for annual extensions. Lease expense incurred in 1999 under this agreement was approximately $14,000, in 2000 was approximately $154,000 while in 2001 it was $192,000.

In February 1998, the Company entered into an agreement with a principal stockholder for the rental of its corporate headquarters. The lease is classified as an operating lease and provides for annual rentals of approximately $182,000 through May 2003. The lease allows for cancellation after three years with 180 days' notification. Lease expense was approximately $182,000, $167,000, and $206,000 in 1999, 2000, and 2001, respectively.

During 1999, the Company rented its Central regional office from a principal stockholder for the period January 1, 1999 to March 1, 1999 and incurred approximately $30,000 of lease expense under the agreement. On March 1, 1999, the Company purchased the office for $325,000 and terminated the rental agreement.

The Company also purchased approximately $300,000 of equipment from an affiliated company of the majority stockholder during 1999.

In addition, the Company has commitments with unrelated parties under operating leases, principally for office space, warehouse space, and equipment. These unrelated lease agreements generally cover a period of one to five years.

Management believes the terms of the above transactions with related parties are comparable to similar transactions among unrelated parties.

The following summarizes the approximate future minimum lease payments under all non-cancelable related and unrelated party operating lease agreements: (in thousands of dollars)

Year Ending December 31,	
2002	$2,357
2003	1,110
2004	643
2005	221
2006	5
Total	$4,336

Total lease expense for 1999, 2000 and 2001 approximated $809,000, $2.2 million, and $3.1 million, respectively.

(b) Legal Matters

In the normal course of business, the Company is subject to certain administrative proceedings and litigation. The following is a brief summary of two proceedings currently pending.

On November 20, 1997, the Company agreed to issue warrants to purchase shares of the Company's common stock to a corporation in consideration for services rendered in connection with the issuance of the Company's Class A Preferred Stock. By virtue of a transaction closed on November 20, 1997, and a subsequent stock split, the number of warrants to be issued was 298,562. Each warrant enabled the holder to purchase one share of common stock for $1.81. The warrants were to expire five years from the issuance date. The estimated value of the warrants was $20,652, at the time of the November 1997 transaction, and was included in the issuance costs of the Class A Preferred Stock. Although the Company believes its obligation to the aforementioned corporation was resolved by an arbitration proceeding decided January 3, 2000, the matter was disputed by the corporation and the matter was again submitted to arbitration. During the third quarter of 2001, an arbitration panel determined that the Company should pay $489,600 to the corporation subject to appeal. During 2001, the Company recognized $641,000 in expense, which includes the expected cost of the award along with associated defense costs incurred to date. Following negotiation between the parties, on March 19, 2002, a settlement agreement was reached whereby the Company agreed to pay the corporation $553,775 in cash, of which $103,775 has been paid. The remainder of the settlement amount will be paid over a period of nine months.

On November 7, 2000, a suit was filed against the Company and two officers of the Company, (as well as a third individual not affiliated with the Company), asserting that the defendants engaged in a conspiracy to pursue frivolous litigation against the plaintiff, to threaten further litigation and to interfere with the business relations of the plaintiff and that agents of the Company acting to benefit the Company committed acts of fraud against, and violated fiduciary duties to the plaintiff. The Complaint was later amended to reflect that the plaintiff had lost by jury verdict in related litigation in Georgia concerning a sale of a 30 MHz PCS license for Honolulu and to seek a declaratory judgment that claims by the Company to be reimbursed for legal fees expended in connection with that suit are without merit. An additional amendment to the Complaint, filed in August 2001, abandoned plaintiff's claim for interference with business relations and added a subsidiary of the Company as a defendant. The Company believes that the claims are without merit and is vigorously defending all claims against it. In management's opinion, the outcome of the foregoing proceeding will not materially affect the financial position and results of the Company.

(c) Contract Revenues Receivable

On February 9, 2001, o2wireless obtained a Promissory Note from South Carolina Phone, LLC for the sum of approximately $6.1 million, to cover payment for goods and services provided by the Company to the issuer during 2000. This Note was paid in full on November 2, 2001. The original amount of approximately $6.1 million was included in accounts receivable on the financial statements at December 31, 2000.

12. Stock Options

The Company's 1998 Stock Option Plan (the "Plan") was adopted by the Board of Directors on July 10, 1998. The Plan was subsequently amended and restated on May 25, 2000. Under the Plan, the Company can grant incentive and nonqualified options to directors, officers, and employees. The Company also increased the number of shares authorized for issuance under the Plan to 1,511,825. During 2000, the Company increased the number of shares of common stock authorized for issuance under the Plan to 2.65 million and in 2001, the Company further increased the number of shares available to 6.2 million. The exercise price of options granted under the Plan may not be less than 100% of the fair market value of the common stock on the grant date. For qualified incentive stock options granted to a Ten Percent Owner, the purchase price shall not be less than 110% of the fair market value of the common stock on the grant date. Options granted under the Plan have a vesting period of up to five years and expire five years after vesting, or earlier under certain conditions. As of December 31, 2001, 4,642,560 options were outstanding under the Plan.

At various dates in June and July 1999, the Company repriced 791,595 options from exercise prices of $1.89 and $2.49 to $1.14 per share. All of these options were exercised prior to August 16, 2000.

Stock option activity, including options granted to officers outside of the Plan, for the years ended December 31, 1999, 2000, and 2001 is as follows:

	Number of Shares	Approximate Weighted-Average Exercise Price
Outstanding at December 31, 1998	1,453,305	$0.68
Granted	654,550	1.55
Forfeited	(484,576)	0.23
Exercised	(530)	1.14
Outstanding at December 31, 1999	1,622,749	1.16
Granted	1,591,616	8.12
Forfeited	(126,992)	5.97
Exercised	(1,015,364)	0.91
Outstanding at December 31, 2000	2,072,009	6.35
Granted	2,913,625	2.61
Forfeited	(333,004)	8.04
Exercised	(10,070)	2.12
Outstanding at December 31, 2001	4,642,560	$3.83

The following table summarizes information concerning stock options outstanding as of December 31, 2001:

Shares Outstanding	Range of Approximate Exercise Prices	Weighted-Average Contractual Remaining Life (In Years)	Approximate Weighted-Average Exercise Price	Exercisable as of December 31, 2001	Weighted-Average Exercise Price
3,215,497	$ 1.14 - 2.56	9.5	$ 1.86	1,133,559	$ 1.78
193,886	3.40 - 5.78	8.7	3.71	123,057	3.49
819,550	6.10 - 11.51	8.8	7.14	506,100	6.40
413,627	12.00 - 21.56	9.3	12.59	149,120	12.38
4,642,560	$ 1.14 - 21.56	9.1	$ 3.83	1,911,836	$ 3.94

Disclosures of pro forma net income (loss) and earnings (loss) per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock option grants under the fair value method of that statement. The fair value for stock options granted was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	Years Ended December 31,		
	1999	2000	2001
Risk free interest rate	6.33%	9.50	6.33%
Volatility	0	120	137%
Dividend Yield	0	0	0
Expected life in years	5 years	5 years	5 years

For purposes of pro forma disclosures, the estimated fair value of the option is amortized to expense over the options' vesting period, which includes actual vesting entitlements during the year. The weighted-average fair value of options granted during 1999, 2000 and 2001 was $0.27, $6.75, and $2.61, respectively.

The Company's pro forma net loss and loss per share using the fair value based method of accounting of SFAS No. 123 is as follows: (in thousands of dollars)

	Years Ended December 31,		
	1999	2000	2001
Pro forma net loss	$(505)	$(16,822)	$(29,446)
Pro forma basic and diluted loss per share applicable to common stockholders	(0.16)	(1.52)	(1.06)

The effect on net loss and loss per share may not be indicative of the effects in future years as options vest over several years and the Company continues to grant stock options to new employees.

13. Warrants

During 1999, the Company issued warrants to purchase 200,652 shares of common stock to each of its largest stockholder and the holder of its Class A Stock. The warrants were issued in exchange for collateral provided by these stockholders relating to the Company's then outstanding credit facility. Each warrant enabled the holder to purchase one share of common stock for $.0038. The value of the warrants was recorded as additional interest expense. The estimated value of the warrants was $415,000 based on an estimated fair value of $1.0344 per common share at the date of issuance. All of these warrants were exercised during 2000 and converted to 401,225 shares of common stock.

14. Segment and Customer Information

The Company operates and manages its business as a single segment. The Company provides comprehensive integrated network solutions to service providers in the wireless telecommunications industry.

The following is a summary of revenues by geographic area. Revenue from external customers is based on selling location: (in thousands of dollars)

	United States	Other	Consolidated
Year ended December 31, 1999	$ 47,794	$ 837	$ 48,631
Year ended December 31, 2000	$136,202	$4,164	$140,366
Year ended December 31, 2001	$112,815	$4,521	$117,336

For the year ended December 31, 1999, revenues from three unaffiliated customers totaled approximately 36% of revenues. For the year ended December 31, 2000, revenues from two unaffiliated customers totaled approximately 30% of revenues. For the year ended December 31, 2001, revenues from two customers totaled approximately 30% of revenues. There were no other unaffiliated individual customers that accounted for more than 10% of total revenues in 1999, 2000 or 2001.

15. Subsequent Events (unaudited)

Baran Group, Ltd.

On February 26, 2002, the Company announced that it has entered into a nonbinding letter of intent with Baran Group, Ltd. ("Baran"), a diversified engineering services and construction firm based in Tel Aviv, Israel.

Pursuant to the transaction envisioned under the letter of intent, Baran will acquire 100% of the issued and outstanding capital stock of the Company in exchange for approximately 1.858 million Baran ordinary shares, representing 19% of the outstanding Baran ordinary shares, and $7.6 million in cash. Under the terms of the letter of intent, each of the Company's shareholders would receive approximately .060934 Baran shares and $.25 for each share of the Company's stock that they hold. The closing of the acquisition is subject to the execution of a definitive merger agreement, the approval of the Company's shareholders and certain other customary conditions. The parties intend to enter into a definitive merger agreement as soon as practicable. In connection with transaction, Baran intends to list its shares on the NASDAQ National Market.

If, while the letter of intent is in effect, the Company breaches certain exclusivity obligations or accepts another acquisition proposal, Baran will be entitled to receive a termination fee of $2 million. In addition, the Company's acceptance of an alternative acquisition proposal will result in Baran obtaining an option to purchase up to 5,559,609 shares of the Company's common stock at an exercise price of $0.90 per share.

Third Amendment to Credit Agreement

Effective March 22, 2002 the Company amended its syndicated credit agreement with Wachovia Bank, N.A as agent and reduced the amount available under the credit facility from the lesser of (a) $15.0 million or (b) a pre-defined borrowing based determined by Eligible Receivables to the lesser of (a) $13.0 million or (b) a pre-defined borrowing based determined by Eligible Receivables. The Eligible Receivables balance excludes certain accounts receivable from EBITDA covenant calculations. Accordingly, the ability to borrow under the facility is contingent upon gross receivables, based on a pre-defined borrowing base. The credit facility's maturity was shortened from November 1, 2004 to June 30, 2003, and it bears interest based on LIBOR plus a margin of up to 3.75%.

SCHEDULE II — CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS

O2WIRELESS SOLUTIONS, INC. AND SUBSIDIARIES

CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS

Years Ended December 31, 1999, 2000 and 2001

	Additions			
Year Ended	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Balance at End of Period
	(In thousands)			
December 31, 1999:				
Allowance for Doubtful Accounts	$106	766	—	872
Income Tax Valuation Allowance	942	—	(942)	—
December 31, 2000:				
Allowance for Doubtful Accounts	$872	615	(675)	812
Income Tax Valuation Allowance	—	—	—	—
December 31, 2001:				
Allowance for Doubtful Accounts	$812	2,544	—	3,356
Income Tax Valuation Allowance	—	9,920	—	9,920

investor information



Corporate Officers
Andrew D. Roscoe
Chairman, President and
Chief Executive Officer

William J. Loughman
Executive Vice President and
Chief Operating Officer

John J. Meyer
Executive Vice President and
Chief Technical Officer

Ronald D. Webster
Executive Vice President and
Chief Financial Officer

Board of Directors
Andrew D. Roscoe
Chairman and Director

Donald F. DeMuth
Director

John G. Farmer
Director

Stephen F. Johnston, Sr.
Director

Darin R. Winn
Director

Corporate Headquarters
440 Interstate North Parkway
Atlanta, GA 30339
(770) 763-5620

Stock Exchange Listing
o2wireless common stock trades on The Nasdaq Stock Market® under the symbol "OTWO." Price information for the common stock appears daily in major newspapers and on our company website.

Transfer Agent and Registrar
First Union National Bank
1525 West W. T. Harris Boulevard
Charlotte, NC 28288
(704) 590-7517

Financial Publications
Shareholders may receive a copy of the 2001 Annual Report on Form 10-K, annual report to shareholders and quarterly reports filed with the Securities and Exchange Commission by writing to:

o2wireless Solutions
Investor Relations
Attention: Joel Strimban
440 Interstate North Parkway
Atlanta, GA 30339

Investor Inquiries
Securities analysts, portfolio managers and others seeking information about the company's business operations and financial performance are invited to contact Investor Relations at (770) 763-5620 or via our company website at www.o2wirless.com.

Independent Auditors
KPMG LLP
303 Peachtree Street, N.E.
Suite 2000
Atlanta, GA 30308

Legal Counsel
Smith, Gambrell & Russell, LLP
1230 Peachtree Street, N.E.
Suite 3100, Promenade II
Atlanta, GA 30309

o2wireless Solutions℠

Worldwide Headquarters:
440 Interstate North Parkway
Atlanta, GA 30339
1-888-573-8256

www.o2wireless.com